Exhibit 99.1

2009 annual general meeting

TELUS

March 13, 2009

TELUS Corporation

2009 annual general meeting

Notice of annual general meeting	i
Frequently asked questions	1
Business of the meeting	8
Report of management and consolidated financial report	8
Election of directors	8
Appointment of auditors	23
Corporate Governance Committee: Mandate and report	23
Pension Committee: Mandate and report	27
Audit Committee: Mandate and report	29
Human Resources and Compensation Committee: Mandate and report	35
Compensation discussion and analysis	39
Executive compensation overview	66
Summary of TELUS’ equity compensation plans	81
Additional information	95
Appendix A: Statement of TELUS’ corporate governance practices	97
Appendix B: Terms of reference for the Board of Directors	106

All financial information is reported in Canadian dollars.

i

Notice of annual general meeting

Notice is hereby given that the annual general meeting of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 7, 2009 at 11:00 a.m. (EDT) at the National Gallery of Canada, 380 Sussex Drive, Ottawa, Ontario, for holders of common shares to:

1.               receive the Company’s 2008 audited consolidated financial statements together with the report of the auditors on those statements;

2.               elect directors of the Company for the ensuing year;

3.               appoint Deloitte & Touche LLP as auditors for the ensuing year and authorize the directors to fix their remuneration; and

4.               transact other business as may properly come before the meeting or any adjournment thereof.

Dated at Vancouver, British Columbia on the 13th day of March, 2009.

By order of the Board of Directors

Audrey T. Ho

Senior Vice-President,

General Counsel and Corporate Secretary

Shareholders who cannot attend this meeting may vote by proxy. Simply sign and return your proxy by mail or submit a telephone or Internet proxy by following the instructions starting on page 2 in this information circular or the instructions on the paper proxy.

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada (Computershare) at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (EDT) on May 5, 2009 or, if the meeting is adjourned, by 5:00 p.m. (EDT), on the second-last business day before the adjourned meeting date.

i

Board approval

The Board of Directors has approved in substance the content of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

DATED March 13, 2009.

Audrey T. Ho

Senior Vice-President,

General Counsel and Corporate Secretary

ii

Frequently asked questions

Meeting procedures

Who can go to the meeting?

Anyone who holds common or non-voting shares of TELUS as of March 13, 2009, which is the record date for the meeting, is entitled to attend the meeting.

Who can vote at the meeting and what are we voting on?

If you hold common shares as of the close of business on March 13, 2009, you have the right to cast one vote per common share on the election of directors and the appointment of auditors.

If you hold non-voting shares as of the close of business on March 13, 2009, you have the right to attend and be heard at the meeting.

How many shareholders do you need to reach a quorum?

A quorum is reached with at least two people present who hold, or represent by proxy, in the aggregate at least 20 per cent of the issued and outstanding common shares, being the shares entitled to be voted at this meeting. On March 10, 2009, the Company had 174,819,020 common shares issued and outstanding.

Does any shareholder beneficially own 10 per cent or more of the outstanding common shares?

No. To the knowledge of the directors and executive officers of TELUS, as of March 10, 2009, no one beneficially owns, directly or indirectly, or exercises control or direction over, common shares that carry more than 10 per cent of the voting rights attached to all common shares entitled to be voted at the meeting.

Voting procedures

Am I a registered or non-registered shareholder?

You are a registered shareholder if you have a share certificate issued in your name.

You are a non-registered shareholder if:

1.               your shares are registered in the name of an intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution); or

2.               you hold your shares through the TELUS Employee Share Purchase Plan (the employee shares), for which Computershare is the trustee.

How can I vote if I am a registered shareholder?

You can vote in any of the following ways:

•                  by attending the meeting and casting your vote in person;

•                  by appointing someone else as proxy to attend the meeting and vote your shares for you;

•                  by completing your proxy form and returning it by mail or delivery, following the instructions on your proxy;

•                  by phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your holder account number and access number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield or Darren Entwistle as your proxy if you vote by phone.  See page 3; or

•                  by Internet by visiting the website shown on your proxy form. Refer to your holder account number and access number (shown on your proxy form) and follow the online voting instructions.

How can I vote if I am a non-registered shareholder?

If you are a non-registered shareholder and you receive your materials through an investment dealer or other intermediary, complete and return the forms entitling you to vote by following the instructions in those forms.

How can I vote if I am an employee shareholder?

If you hold shares through the TELUS Employee Share Purchase Plan, you can direct Computershare, in its capacity as trustee of your employee shares, to vote your employee shares as you instruct.  You can give instructions to Computershare:

•                  by completing your voting instruction form and returning it by mail or delivery, following the instructions on the form;

•                  by phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your holder account number and access number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone; or

•                  by Internet by visiting the website shown on your voting instruction form. Refer to your holder account number and access number (shown on your form) and follow the online voting instructions.

Your employee shares will be voted for or withheld from voting only in accordance with your instructions.  If your proxy is not received by Computershare in its capacity as trustee according to the above procedures, your employee shares will not be voted by Computershare.

What if I hold other shares in addition to my employee shares?

If you hold shares other than employee shares, you must complete and return another proxy to vote those shares, unless you attend the meeting and vote those shares in person.

How do I appoint someone else to go to the meeting and vote my shares for me?

Two directors of the Company, Brian Canfield and Darren Entwistle, have been named in the proxy to represent shareholders at the meeting.  You can appoint someone else to represent you at the meeting. Just complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form, or complete another acceptable paper proxy.  The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare, (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1) no later than 5:00 p.m. (EDT) on May 5, 2009. If the meeting is adjourned, your proxy must be received by 5:00 p.m. (EDT), on the second-last business day before the adjourned meeting date.

How will my shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Brian Canfield or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your common shares in favour of:

•                  electing as a director each person nominated by the Company for the ensuing year; and

•                  appointing Deloitte & Touche LLP as auditors for the ensuing year and authorizing the directors to fix their remuneration.

What happens if there are amendments or variations or other matters brought before the meeting?

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 13, 2009, neither the directors nor executive officers of the Company are aware of any variation, amendment or other matter to be presented for a vote at the meeting.

What if I change my mind?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy by delivering to TELUS’ Corporate Secretary a duly executed proxy by paper, telephone or Internet with a later date or by delivering a form of revocation of proxy. This new proxy must be delivered to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 21 – 3777 Kingsway, Burnaby, B.C. V5H 3Z7, any time up to 5 p.m. (EDT) May 5, 2009, or if the meeting is adjourned, 5 p.m. (EDT) on the business day before the date of the adjourned meeting.

Or, you may revoke your proxy and vote in person at the meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the meeting at the meeting before the vote in respect of which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you hold employee shares and you have voted by proxy you may revoke it by delivering another proxy (by paper, telephone or Internet) with a later date or a form of revocation of proxy, no later than 5:00 p.m. (EDT) on May 5, 2009 or, if the meeting is adjourned, by 5:00 p.m. (EDT) on the second-last business day before the reconvened meeting date.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except:

•                  as necessary to meet applicable law;

•                  in the event of a proxy contest; or

•                  in the event a shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the e-mail address you provided. Additionally, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. The Company may, if determined advisable, retain an agency to solicit proxies for TELUS in Canada and in the United States.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the meeting:

•	phone:	1-800-558-0046 (toll-free within North America)
1-514-982-7129 (outside North America)

•	e-mail:	telus@computershare.com

•	mail:	Computershare Trust Company of Canada
9th floor, 100 University Avenue
Toronto, Ontario, M5J 2Y1

Restriction on ownership of shares

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the Telecommunications Regulations), the Telecommunications Act (Canada) (the Telecommunications Act), the Broadcasting Act (Canada) (the Broadcasting Act) and the Radiocommunication Act (Canada) (the Radiocommunication Act).  Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s common shares cannot exceed 33 1/3 per cent and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Regulations have been incorporated into the Articles of the Company and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: refuse to register a transfer of voting shares to a non-Canadian; require a non-Canadian to sell any voting shares; convert voting shares to non-voting shares; and suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its common shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission.

Non-voting shares

The non-voting shares are restricted securities within the meaning of National Instrument 51-102. Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner.

Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meeting, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such meetings unless otherwise required by law.  There are 174,819,020 common shares and 142,845,758 non-voting shares outstanding as at March 10, 2009.  If, by law, the non-voting shares were entitled to vote together with the common shares, their votes would represent 44.97 per cent of the total votes attached to all outstanding shares. To ensure that the holders of non-voting shares can participate in any offer made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an exclusionary offer). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect.

If the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and the regulations thereunder relating to ownership and control, are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert their non-voting shares into an equivalent number of common shares.

Business of the meeting

1. Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2008, including management’s discussion and analysis, are contained in the TELUS 2008 annual report — financial review. Shareholders who have requested a copy of the 2008 annual report will receive it by mail. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary at 21 - 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2. Election of directors

General

The Board has fixed the number of directors at 12, in accordance with the Company’s Articles. At the meeting, the Company will ask shareholders to vote for the election of the 12 nominees proposed by the Company as directors. All of the current nominees were elected as directors at last year’s annual and special meeting with more votes cast in favour of their election than votes withheld.  Each holder of common shares will be entitled to cast their votes for, or withhold their votes from, the election of each director. Brian Canfield and Darren Entwistle have been named in the accompanying proxy as proxyholders (the management proxyholders), and unless otherwise instructed, they intend to vote for the election of all 12 nominees whose names are set forth on pages 7 to 11.

The Company’s majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will announce its decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting where the election was held. A copy of the majority voting policy is available at telus.com/governance.

Management believes that all nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

Director biographies

The following tables provide biographical information about each director of the Company.

R.H. (DICK) AUCHINLECK

Calgary, Alberta Age: 58 Director since(1): 2003 Independent TELUS Committees Corporate Governance (Chair) Pension Total value of TELUS securities held at December 31, 2008: $1,253,928

R.H. (Dick) Auchinleck is the presiding director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

Attendance record Board – 6 of 7 Corporate Governance – 5 of 5 Pension – 4 of 4

Current directorships

ConocoPhillips (presiding director)

Enbridge Commercial Trust

EPCOR Centre for the Performing Arts (not-for-profit)

Past directorships (2003 to 2008)

Red Mile Entertainment, Inc.

Sonic Mobility Inc.

Hydro One Inc.

A. CHARLES BAILLIE

Toronto, Ontario Age: 69 Director since(1): 2003 Independent TELUS Committees Human Resources and Compensation (Chair) Pension Total value of TELUS securities held at December 31, 2008: $3,253,413

Charlie Baillie is Chair of Alberta Investment Management Corporation. He served as Chairman and Chief Executive Officer of The Toronto-Dominion Bank from 1998 until his retirement in 2003. He holds an Honours B.A. (Political Science and Economics) from Trinity College, University of Toronto, an MBA from Harvard Business School and an Honorary Doctorate of Laws from Queen’s University. Charlie is an Officer of the Order of Canada and has been inducted to The Canadian Business Hall of Fame.

Attendance record Board – 7 of 7 Pension – 4 of 4 Human Resources and Compensation – 4 of 4

Current directorships

Alberta Investment Management Corporation (Chairman)

Canadian National Railway Company

George Weston Limited

Art Gallery of Ontario (President)

Past directorships  (2003 to 2008)

Dana Corporation

Ballard Power Systems Inc.

Quebecor World Inc.

Canadian Council of Chief Executives (Chair)

Chancellor, Queen’s University

MICHELINE BOUCHARD

Montreal, Quebec Age: 61 Director since(1): 2004 Independent TELUS Committees: Audit Total value of TELUS securities held at December 31, 2008: $709,218

Micheline Bouchard is a professional engineer and corporate director.  She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006.  Prior to that, she also served as President of Motorola Canada Inc.  She holds a Bachelor’s Degree in Applied Sciences (Engineering Physics) and a Master’s Degree in Applied Sciences (Electrical Engineering) from École Polytechnique, Montreal, Quebec and numerous honorary doctorates. Micheline is a Member of the Order of Canada. She is also a certified member of the Institute of Corporate Directors.

Attendance record Board – 7 of 7 Audit – 5 of 5

Current directorships Citadel Group of Funds Home Capital/Home Trust Harry Winston Diamond Corporation Past directorships (2003 to 2008) Sears Canada Inc. Thunderbird University, Arizona (Trustee)

R. JOHN BUTLER, Q.C.

Edmonton, Alberta

Age: 62

Director since(1): 1995

Independent

TELUS Committees:

Corporate Governance

Human Resources and Compensation

Total value of TELUS securities held at December 31, 2008: $888,763

John Butler is a lawyer and counsel to Bryan & Company, a law firm. John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.
Attendance record Board – 7 of 7 Corporate Governance – 5 of 5 Human Resources and Compensation – 4 of 4

Current directorships

Trans Global Insurance Company

Trans Global Life Insurance Company

Liquor Stores Income Fund (Trustee)

Past directorships (2003 to 2008)

Edmonton Eskimos Football Club (Chair)

Board of Governors of the Canadian Football League

BRIAN A. CANFIELD

Point Roberts, Washington Age: 70 Director since (1): 1989 Independent Chair of the Board TELUS Committees: Pension Total value of TELUS securities held at December 31, 2008: $1,991,158

Brian Canfield is the Chair of the Board of TELUS Corporation. His career with TELUS spans more than 50 years, including almost a year as interim Chief Executive Officer of TELUS, four years as Chair and Chief Executive Officer of BC TELECOM Inc., three years as President and Chief Executive Officer and one year as President and Chief Operating Officer. In 1997, Brian was named an Honorary Doctor of Technology by the British Columbia Institute of Technology. Brian has received a Fellowship Award from the Institute of Corporate Directors, and is a Member of the Order of British Columbia and the Order of Canada.

Attendance record Board – 7 of 7 Pension – 4 of 4 Brian regularly attends other committee meetings.
Current directorships Suncor Energy Inc. Past directorships (2003 to 2008) Terasen Inc. Toronto Stock Exchange
PIERRE Y. DUCROS

Montreal, Quebec Age: 69 Director since(1): 2005 Independent TELUS Committees: Audit Total value of TELUS securities held at December 31, 2008: $553,528

Pierre Ducros is President of P. Ducros & Associés Inc., an investment and administration firm. Pierre has a Bachelor of Arts from the Université de Paris at Collège Stanislas in Montreal. He is also a graduate of the Royal Military College of Canada and has a Bachelor of Engineering (Communications) from McGill University. Pierre is a Member of the Order of Canada and an Officer of the Order of Belgium.

Attendance record Board – 5 of 7 Audit – 3 of 5

Current directorships

Manulife Financial Corporation

RONA Inc.

Canadian Institute for Advanced Research

Past directorships (2003 to 2008)

Cognos Incorporated

Nstein Technologies Inc.

Engenuity Technologies Inc.

Emergis Inc.

DARREN ENTWISTLE

Vancouver, British Columbia Age: 46 Director since(1): 2000 Not independent TELUS Committees: Not eligible Total value of TELUS securities held at December 31, 2008: $13,345,050

Darren Entwistle has been President and Chief Executive Officer of TELUS Corporation since July 10, 2000. Previously, Darren, a 20-year veteran of the communications industry, spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto.

Attendance record Board – 7 of 7 Darren is not a member of any Board committee, but regularly attends committee meetings.

Current directorships McGill University (Board of Governors) Canadian Council of Chief Executives Past directorships (2003 to 2008) The Toronto-Dominion Bank

RUSTON E.T. GOEPEL

Vancouver, British Columbia Age: 66 Director since(1): 2004 Independent TELUS Committees: Audit Total value of TELUS securities held at December 31, 2008: $1,135,297

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm. Rusty serves on the pension advisory committee of the Canadian Olympic Association. Rusty holds a Bachelor of Commerce from the University of British Columbia and received the Queen’s Jubilee Medal for Business Leadership and Community Services.

Attendance record Board – 7 of 7 Audit – 5 of 5

Current directorships

Spur Ventures Inc.

Auto Canada Income Fund

Amerigo Resources Ltd.

Baytex Energy Trust

Yellow Point Equity Partners, LP (Chairman, private equity)

Vancouver 2010 Olympic Organizing Committee (not-for-profit)

The Vancouver Airport Authority

Past directorships (2003 to 2008)

Premium Brands Income Trust

Duke Seabridge Ltd.

Smith Tractor Inc.

Coast Tractor Ltd.

Business Council of BC (executive committee)

JOHN S. LACEY

Thornhill, Ontario

Age: 65

Director since(1): 2000

Independent

TELUS Committees:

Human Resources and Compensation

Corporate Governance

Total value of TELUS securities held at December 31, 2008: $1,233,071

John Lacey is Chairman of the Advisory Board of Tricap. John was previously the Chairman of the Board of Directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. John has completed the Program for Management Development at Harvard Business School.

Attendance record Board – 6 of 7 Corporate Governance – 4 of 5 Human Resources and Compensation – 3 of 4

Current directorships

Ainsworth Lumber Co. Ltd.

Advisory Board of Tricap (Chairman)

Loblaw Companies Limited

Doncaster Consolidated Ltd. (Chairman)

Past directorships  (2003 to 2008)

Canadian Imperial Bank of Commerce

Alderwoods Group, Inc.

Canadian Tire Corporation, Limited

Western Forest Products Ltd.

Stelco Inc.

BRIAN F. MACNEILL

Calgary, Alberta Age: 69 Director since(1): 2001 Independent Audit Committee Financial Expert TELUS Committees: Audit (Chair) Total value of TELUS securities held at December 31, 2008: $1,615,243

Brian MacNeill is the Chairman and a director of Petro-Canada, an oil and gas company. He retired as Chief Executive Officer of Enbridge Inc., an integrated pipeline company, on January 1, 2001.  Brian is a chartered accountant and a Fellow of the Chartered Accountants of Alberta and the Institute of Corporate Directors. He also holds a Bachelor of Commerce from Montana State University. Brian is a Member of the Order of Canada.

Attendance record Board – 6 of 7 Audit – 5 of 5

Current directorships

Petro-Canada (Chairman)

The Toronto-Dominion Bank

West Fraser Timber Co.

Past directorships (2003 to 2008)

Dofasco Inc.

Veritas DGC Inc.

Legacy Hotels REIT

Sears Canada Inc.

Western Oil Sands Inc.

University of Calgary (Chair, Board of Governors)

RONALD P. TRIFFO

Edmonton, Alberta

Age: 69

Director since(1): 1995 Independent TELUS Committees: Audit Total value of TELUS securities held at December 31, 2008: $1,554,441

Ron Triffo is the Chairman and a director of Stantec Inc., an engineering and international professional services company where he has served in various executive management positions for more than 25 years. Ron holds a Bachelor of Science (Civil Engineering) from the University of Manitoba and a Master of Science (Engineering) from the University of Illinois.

Attendance record Board – 7 of 7 Audit – 5 of 5

Current directorships

Stantec Inc. (Chairman)

Alberta Ingenuity Fund (Chairman)

Faculty of Medicine and Dentistry, University of Alberta (Advisory Council)

Junior Achievement of Northern Alberta (Board of Governors)

Alberta’s Promise

Past directorships (2003 to 2008)

ATB Financial (past Chair)

Consulting Engineers of Alberta (past President)

Association of Consulting Engineers of Canada (past President)

Alberta Economic Development Authority (past Chair)

DONALD WOODLEY

Mono Township, Ontario Age: 63 Director since(1): 1998 Independent TELUS Committees: Pension (Chair) Corporate Governance Total value of TELUS securities held at December 31, 2008: $944,614

Don Woodley is a corporate director. He held senior executive positions at Compaq Canada Inc. and Oracle Canada. For 10 months in 2006, he served as interim CEO and President of Gennum Corporation. In 2007, he served as interim Chair of the Board of Canada Post Corporation for six months. He holds a Bachelor of Commerce from the University of Saskatchewan and an MBA from the Richard Ivey School of Business at the University of Western Ontario.

Attendance record Board – 7 of 7 Pension – 4 of 4 Corporate Governance – 5 of 5

Current directorships

Gennum Corporation

Canada Post Corporation

Steam Whistle Brewing Inc.

SickKids Hospital Foundation (not-for-profit)

Past directorships (2003 to 2008)

DataMirror Corporation

OnX Enterprise Solutions Inc.

Information Technology Association of Canada (past Chair, not-for-profit)

The Stratford Festival of Canada (past Chair, not-for-profit)

The Canadian Arts Summit (past Chair, not-for-profit)

(1)             The Company or any of its predecessors.

Interlocking boards

As at March 10, 2009, no TELUS directors serve together on any other corporate boards.  John Lacey and a member of the executive team, Karen Radford, both serve as directors on the board of Loblaw Companies Limited.

Board and committee meetings held in 2008

Board/Committee	Total number of meetings	In-camera sessions
Board	7	5
Audit Committee	5	4
Corporate Governance Committee	5	4
Human Resources and Compensation Committee	4	4
Pension Committee	4	4

Director compensation

The Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in director compensation, the Committee is guided by the following compensation principles, which were reviewed extensively and last approved by the Board in 2006:

•                  it is appropriate to target cash compensation for a director (excluding meeting fees) at the 50th percentile of the selected comparator group and total compensation (excluding meeting fees) at the 75th percentile of the selected comparator group;

•                  equity is an important element of compensation to emphasize alignment with shareholder value;

•                  the magnitude of equity pay should be fixed at a specified value rather than a specified number of deferred share units (DSUs) to better reflect market value at the time of grant;

•                  the level of compensation must be sufficient to attract and retain qualified directors with the experience and skills to lead the Company; and

•                  compensation should be reviewed and set each year to ensure that it remains appropriate and aligned with the market.

In conducting its annual benchmarking of compensation, the Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries as well as other Canadian public companies of comparable complexity and size in different industries.   In selecting the comparator group, the

Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation.   The Committee engages an external consultant (Hewitt Associates in 2008) to assist in the selection of an appropriate comparator group and to collect the market data.  After reviewing the market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

Applying these principles, each director of the Company (other than the Chair and the President and Chief Executive Officer (CEO)) receives an annual retainer for acting as a director on the Board and each committee served, and a fee for each Board and committee meeting attended.  Brian Canfield, as Chair, receives a fixed annual retainer and is not entitled to standing committee retainers or meeting fees. Darren Entwistle, the only employee director, is not entitled to receive any compensation or benefits for serving as a director of TELUS.  Directors may elect to receive their annual retainers and meetings fees in any combination of cash, DSUs and TELUS shares, subject to certain limitations on cash payments before they meet director share ownership targets; see page 14. Each director (other than the CEO) is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive an extra meeting fee for travel in excess of six hours to attend Board meetings.

The 2008 retainer and meeting fees are set forth in the following table. In February 2009, the Committee recommended, and the Board approved, a 10 per cent reduction in the value of the equity grant to be made to each director for 2009 in light of corporate performance and reduced executive compensation. The 2009 equity grant will be as follows: the Chair of the Board will receive $135,000 in DSUs instead of $150,000; each other director (other than the CEO) will receive $99,000 in DSUs instead of $110,000.

2008 retainer and meeting fees

Board service	2008 retainer and meeting fees ($)
Annual directors’ retainer	40,000
Meeting fee	1,500
Annual equity grant	110,000 in DSUs
Committee service: Audit
Chair’s retainer	15,000
Member retainer	6,000
Meeting fee	3,000
Committee service: All other committees
Chair’s retainer	6,000
Member retainer	3,000
Meeting fee	1,500
Chair of the Board
Annual retainer	225,000
Meeting fee	—
Annual equity grant	150,000 in DSUs

Actual compensation received by the directors for the year ended December 31, 2008, including meeting fees, board retainers and travel fees, are outlined in the table below.

Directors(1)	Fees earned ($)		Share– based awards ($)	Option– based awards	Non-equity incentive plan compensation	Pension value ($)		All other compensation(4) ($)	Total ($)
Dick Auchinleck	72,000		110,000	—	—	—		6,014	188,014
Charlie Baillie	73,000		110,000	—	—	—		8,814	191,814
Micheline Bouchard	73,000		110,000	—	—	—		10,438	193,438
John Butler	71,500		110,000	—	—	—		8,094	189,594
Brian Canfield	225,000	(2)	150,000	—	—	495,925	(3)	5,566	876,491
Pierre Ducros	64,000		110,000	—	—	—		6,669	180,669
Rusty Goepel	73,000		110,000	—	—	—		6,117	189,117
John Lacey	67,000		110,000	—	—	—		5,342	182,342
Brian MacNeill	80,500		110,000	—	—	—		5,269	195,769
Ron Triffo	73,000		110,000	—	—	—		5,506	188,506
Don Woodley	73,000		110,000	—	—	—		8,698	191,698

(1) Disclosure for the CEO, Darren Entwistle, is on page 41.

(2) Brian Canfield, as Chair of the Board, only receives an annual retainer as per the table on page 12.

(3) Brian Canfield’s pension is paid for his service as a retired employee and former executive of TELUS and its predecessors.

(4) Includes travel fees for 2008, charitable donations made in the director’s name, and reimbursement for telecom concessions such as phone services and Internet services, and equipment such as cellular phones and BlackBerrys. The Company also made a $500 charitable donation in Mr. Entwistle’s name in his capacity as a director of TELUS.

Director option and share-based awards

The following table summarizes all option and share-based awards outstanding at the end of December 31, 2008 for each director.

					Share-based awards(3)
					Number	Market or
					of	payout value
	Option-based awards				shares	of share-
	Number of			Value of	or units	based
	securities	Option		unexercised	that	awards that
	underlying	exercise	Option	in-the-money	have	have not
	unexercised	price	expiration	options	not	vested
Name(1)	options(2)	($)	date	($)	vested	($)
Dick Auchinleck	—	—	—	—	26,537	926,141
Charlie Baillie	—	—	—	—	24,621	859,273
Micheline Bouchard	—	—	—	—	16,110	562,239
John Butler	2,000	37.40	03/10/2009	—
	1,050	38.29	02/16/2010	—	20,155	703,410
	1,100	34.88	03/01/2011	22
	1,600	24.00	12/05/2011	17,440
Brian Canfield(4)	4,000	37.40	03/10/2009	—	37,992	1,337,250
	42,780	42.78	11/18/2009	—
	27,220	32.55	12/08/2009	125,756
	2,200	34.88	03/01/2011	—
	3,200	24.00	12/05/2011	34,880
Pierre Ducros	—	—	—	—	13,702	478,200
Rusty Goepel	—	—	—	—	16,030	559,447
John Lacey	1,100	34.88	03/01/2011	22
	1,600	24.00	12/05/2011	17,440	21,326	744,277
Brian MacNeill	1,100	34.88	03/01/2011	22
	1,600	24.00	12/05/2011	17,440	39,948	1,394,185
Ron Triffo	2,000	37.40	03/10/2009	—
	2,100	38.29	02/16/2010	—
	1,100	34.88	03/01/2011	22	41,884	1,477,978
	1,600	24.00	12/05/2011	17,440
Don Woodley	2,000	37.40	03/10/2009	—
	1,050	38.29	02/16/2010	—	20,155	703,410
	1,100	34.88	03/01/2011	22
	1,600	24.00	12/05/2011	17,440

(1) Disclosure for the CEO, Darren Entwistle, is on page 43.

(2) Options for common or non-voting shares.  See also table on page 43.

(3) DSUs for common and/or non-voting shares.

(4) Brian Canfield’s options include options received for prior service as CEO.

Director equity ownership targets and ownership

Equity ownership targets

The Chair of the Board is required to hold at least $500,000 in TELUS equity (excluding options but including DSUs), and the other directors (other than employee directors) are required to hold at least $300,000 in equity (excluding options but including DSUs), in each instance within five years of appointment to such position. In addition, the Company requires that half of the annual board retainer be directed to the purchase of TELUS shares or paid in the form of DSUs until the target equity ownership threshold is reached.

All of the proposed non-employee directors have exceeded their ownership targets.  See the table on page 15.

Actual equity ownership at year-end

The following table shows the number of shares, DSUs and options held or controlled by each non-management director and their total dollar value as at December 31, 2008, based on the closing price of TELUS’ common or non-voting shares, as applicable, on the Toronto Stock Exchange (TSX) on December 31, 2008. TELUS stopped granting options to directors in 2003. Accordingly, those directors with outstanding options received them prior to 2003. Information for TELUS’ only employee director, Darren Entwistle, can be found at page 40:

Equity ownership in 2008

Directors	Number of common/non- voting shares	Number of DSUs (common/non- voting)	Total value of shares and DSUs ($)	Ownership target met(1)	Number of options(2)
Dick Auchinleck	3,185/6,000	—/26,537	1,253,928	Yes (4.2x)	—/—
Charlie Baillie	—/68,600	—/24,621	3,253,413	Yes (10.8x)	—/—
Micheline Bouchard	1,713/2,387	—/16,110	709,218	Yes (2.4x)	—/—
John Butler	984/4,263	—/20,155	888,763	Yes (3.0x)	3,050/2,700
Brian Canfield	9,926/8,165	4,991/33,001	1,991,158	Yes (4.0x)	74,000/5,400(3)
Pierre Ducros	329/1,808	—/13,702	553,528	Yes (1.8x)	—/—
Ruston Goepel	—/16,500	—/16,030	1,135,297	Yes (3.8x)	—/—
John Lacey	12,108/1,110	—/21,326	1,233,071	Yes (4.1x)	—/2,700
Brian MacNeill	1,000/5,269	—/39,948	1,615,243	Yes (5.4x)	—/2,700
Ron Triffo	1,567/522	7,148/34,736	1,554,441	Yes (5.2x)	4,100/2,700
Don Woodley	5,678/864	—/20,155	944,614	Yes (3.1x)	3,050/2,700

(1)                           Excluding options.

(2)                           Options for common shares/options for non-voting shares.

(3)                           Brian Canfield’s options include options received for prior service as CEO.

Director evaluation

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board and its members as required by the TELUS Board Policy Manual. The evaluation process assists the Board in assessing its overall performance and in measuring the contributions made by the Board as a whole, by each committee and by each director. It is also used to identify skill gaps and education opportunities for the Board and individual directors in the coming year. The Corporate Governance Committee annually reviews the evaluation process, and last conducted an extensive review and enhancement of the entire evaluation process in 2007.

The director evaluation process is comprised of a board effectiveness evaluation, a peer evaluation, a skills self-assessment and a management evaluation.

•                  In the board effectiveness evaluation, directors rate the effectiveness of the Board, its processes and the Board’s relationship with management, and provide suggestions for improvement.

•                  In the peer evaluation, directors evaluate themselves and each of the other directors’ effectiveness as Board and committee members. Directors also assess the effectiveness of the Chair of the Board and the chairs of each committee.

•                  The skills self-assessment is designed to help determine the strengths and gaps in Board skills as a whole, and to identify skill requirements for recruiting future directors and succession planning. This self-assessment also assists the Corporate Governance Committee to determine topics for continuing education and the financial literacy of each director.

•                  Members of senior management who frequently interact with directors are asked to evaluate the overall performance of the Board, the effectiveness of the Board and its committees, and the extent to which the Board and management support one another.

The assessments are collated and reported to the Chair of the Board.  In accordance with the TELUS Board Policy Manual, the Chair interviews each director separately to discuss the results of the evaluations and self-assessment. These interviews provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. The Chair reports to the Board and the Corporate Governance Committee the aggregated results and his findings based on the assessments and interviews, and proposes actions where appropriate to respond to the report. The Chair’s report and proposed actions are discussed with the CEO, the Corporate Governance Committee and the Board, varied as appropriate, and then adopted for implementation. Similarly, the Chair of the Corporate Governance Committee reviews the assessments of the Board Chair, discusses those assessments with him and reports the results, his findings and any proposed actions to the Corporate Governance Committee and the Board for adoption.

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, for the 10 years ended March 13, 2009, TELUS is not aware that any current director of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  In March 2006, Mr. Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap).  Stelco filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.  In October 2007, United States Steel Corporation acquired Stelco and Mr. Lacey resigned from the Stelco board.

•                  Charlie Baillie was a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company emerged from bankruptcy on February 1, 2008 and Mr. Baillie resigned from the board.

Except as noted, for the 10 years ended March 13, 2009, TELUS is not aware that any current director of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event which occurred while the director was acting in such capacity.

•                  On June 14, 2006, and at the request of Cognos Incorporated (Cognos), the Ontario Securities Commission (OSC) issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators. The delay was related to a review by the United States Securities and Exchange Commission (SEC) of the way Cognos allocated revenue between post-contract customer support and licence fees. The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos’ revenue recognition policy. Mr. Ducros resigned from the board in February 2008 in connection with Cognos’ takeover by IBM.

Directors’ and officers’ insurance and indemnification

TELUS has entered into agreements to indemnify its directors for liabilities incurred while performing their duties, to the extent permitted by law. The Company also maintains insurance, which protects directors and officers of the Company against claims made, provided they acted in good faith on behalf of TELUS, and subject to policy restrictions.  Such insurance currently provides for an annual aggregate limit of US $160 million coverage with a US $2.5 million deductible. Where the Company is not able to indemnify the insured persons the deductible is nil. The approximate premium associated with the insurance protection of individual directors and officers was US $1.2 million for 2008.

3. Appointment of auditors

Deloitte & Touche, LLP have been the Company’s external auditors since 2002.  They were last re-appointed at the Company’s annual and special meeting on May 8, 2008.

Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche, LLP as auditors and authorize the directors to fix the remuneration of the auditors for the ensuing year. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, entitled to vote at the meeting.

The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP as auditors of the Company, unless the holder of common shares specifies that his or her proxy be withheld from voting.

Summary of billings and services by the external auditors for 2007 and 2008

The table below sets out the services provided by the Company’s external auditors, Deloitte & Touche LLP, for 2007 and 2008.

	2007		2008
Type of work	($)%		($)%
Audit fees	4,087,308	94.60	3,783,672	94.27
Audit-related fees	203,191	4.70	184,500	4.60
Tax fees	30,000	0.70	45,410	1.13
All other fees	—	—	—	—
Total	4,320,499	100.00	4,013,582	100.00

Corporate Governance Committee: Mandate and report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that the Company has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of the Company’s corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing development for directors and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines.

Membership

Name	Independent
Dick Auchinleck (Chair)	Yes
John Butler	Yes
John Lacey	Yes
Don Woodley	Yes

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, it holds an in-camera session without management present. The Committee met five times during 2008, and held four in-camera sessions.

Highlights

In 2008, the Committee undertook an extensive review of the following practices that went beyond its annual activities.

Director evaluation and Board renewal

Building on its work from 2007 and in pursuit of continuous improvement, the Committee enhanced the annual Board evaluation program to further foster the objectives of:

•                  continuing to raise the bar and maintain Board performance at an exceptional level, and

•                  ensuring that the Board is continuously comprised of directors who will bring fresh ideas and perspectives to the Company, and who possess a mix of expertise and attributes that can best advance and oversee the strategy and direction of the Company, while recognizing that constant changes to the Board are unduly disruptive and should be avoided. This led to the review work and director search described in the next section.

Director search and succession planning

The Committee conducted a thorough review of the skills, attributes and tenure of the current directors and the business strategy and direction of the Company, and prioritized certain desired skills and attributes for succession planning purposes.  The Company recently commenced a director search with a view to adding to the Board up to two candidates to supplement the prioritized skills and attributes currently represented on the Board.  This search is unlikely to be completed before the May 2009 annual general meeting.  The Board is authorized under the Articles to appoint these candidates thereby increasing the number of directors to 14 prior to the 2010 annual general meeting.

For the past two years, the Committee has conducted an extensive review of succession planning, starting with committee succession planning.  In 2008, the Committee continued this work, and began a review on Board chair succession planning in consultation with the Board Chair and the CEO.  The Committee also continued with committee succession planning, and reaffirmed its commitment to rotating directors onto all Board committees.  The Committee continues to believe this is an effective means of enabling directors to deepen their familiarity of different areas of the Company business and work with different directors at the committee level.  Accordingly, the Committee recommended, and the Board approved, in February 2009 certain changes in the membership of each committee of the Board, to take effect in May 2009.

Commitment to corporate governance

During 2008, the Committee undertook the following additional initiatives as part of its commitment to best practices in corporate governance:

•                  reviewed and recommended to the Board for approval a minor change to the Committee’s terms of reference;

•                  reviewed and approved the Committee’s annual work plan;

•                  reviewed and recommended to the Board for approval changes to the Board delegation policy;

•                  reviewed and recommended to the Board for approval changes to the TELUS Board Policy Manual; and

•                  received and considered with management frequent updates on changing laws, rules and regulations, corporate governance initiatives taken by securities regulators and other stakeholders, and emerging best practices and their implications for the Company.

Initiatives relating to directors

The Committee undertook the following additional initiatives related to directors:

•                  conducted an annual review of the succession planning process for the Board Chair and committee chairs;

•                  conducted an annual review of the Board and director evaluation process;

•                  initiated a search for director nominees (see page 18);

•                  engaged Hewitt Associates to review the comparator group for, and conduct, the annual market study of directors’ compensation;

•                  reviewed and recommended to the Board for approval 2009 directors’ compensation, including a reduced equity grant in 2009 (see page 12);

•                  reviewed and recommended to the Board for approval amendments to the Directors’ Share Option and Compensation Plan (see page 59);

•                  approved the annual renewal of directors’ and officers’ liability insurance coverage;

•                  reviewed and recommended to the Board for approval nominees for election as directors;

•                  considered the resignations of two directors tendered automatically upon a change in the other corporate boards on which they serve, as required by the TELUS Board Policy Manual, and recommended to the Board refusal of those resignations on the basis that each change did not negatively affect the director’s service to TELUS;

•                  continued the ongoing education program for all directors;

•                  conducted an annual review of the eligibility criteria to act as a director; and

•                  conducted an annual assessment of the independence and financial literacy of directors and recommended to the Board for approval determination of the same.

Other initiatives

The Committee also reviewed or approved, as required, the following:

•                  the 2007 charitable donation spending and 2008 donation budget; and

•                  the 2007 political contribution spending and the 2008 contribution budget.

Signed, members of the Corporate Governance Committee

Dick Auchinleck (Chair)	John Butler

John Lacey	Don Woodley

Pension Committee: Mandate and report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, any successor plans, any related supplemental retirement arrangements as mandated by the Board, and the related trust funds (the Pension Plans). The powers and duties delegated to the Committee in its mandate are subject to exceptions and limitations in certain instances where the Pension Plan documents provide that certain powers and duties are assigned to various parties other than the Board or the Company. The Committee is responsible for reporting to the Board with respect to the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval, fundamental changes in the nature of the pension arrangement for any Pension Plan, and changes in the governance structure for the Pension Plans.

Membership

Name	Independent
Don Woodley (Chair)	Yes
Dick Auchinleck	Yes
Charlie Baillie	Yes
Brian Canfield	Yes

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee meets in-camera without management present. The Committee also meets with pension plan auditors without management present. The Committee met four times in 2008 and held four in-camera sessions.

Highlights

TELUS pension governance review

In 2008, the Committee implemented governance structure changes resulting from certain recommendations that were made following a review conducted by an external consultant. The purpose of the review was to determine whether TELUS’ pension governance structure that was established in 2004 remained consistent with generally accepted principles of pension governance and evolving standards of best practice, and to what extent the various decision-making bodies within TELUS’ pension governance structure had complied with their respective roles and responsibilities. The overall assessment concluded that the pension governance structure is very sound and compares very favourably with that of nearly every other pension plan in Canada.

One of the more significant recommendations made by the consultant was to change the trust arrangement for the TELUS Corporation Pension Plan (TCPP) so as to change from an individual board of trustees to a corporate trustee in their place, and to establish a pension advisory council for the TCPP comprised of members appointed or elected in accordance with the a set of terms of reference for the pension advisory council.  These changes rendered the TCPP governance structure consistent with the existing governance structure of the other TELUS defined benefit pension plans.  The required approvals were obtained to make these changes effective January 1, 2009.  Certain other recommendations were made by the consultant and have been implemented.

In accordance with its mandate, the Committee approved the appointments of auditors and actuaries for the Pension Plans (with the exception of the TCPP).  As well, the Committee received, reviewed or approved, as required, the following:

•                  the Committee’s terms of reference and recommended certain changes to the Corporate Governance Committee, for further recommendation to the Board;

•                  the Committee’s annual work plan;

•                  an annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans;

•                  an audit scope report;

•                  regular briefings regarding legal matters that affect the pension plans;

•                  reports from the actuary of each Pension Plan, including the assumptions and the results;

•                  plan budgets, including pension plan expenses and peer plan results;

•                  quarterly and annual investment results measured against plan benchmarks and liabilities;

•                  plan insurance coverage;

•                  management self-assessment of internal controls;

•                  reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation;

•                  surveys and reports concerning pension governance best practices;

•                  investment manager performance assessments;

•                  the strategic investment plan; and

•                  management presentations on the topics of pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

Don Woodley (Chair)	Dick Auchinleck

Charlie Baillie	Brian Canfield

Audit Committee: Mandate and report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and reporting and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, creditworthiness, treasury plans and financial policy, and the Company’s whistleblower and complaint procedures. For more information on TELUS’ Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in TELUS’ Annual Information Form for the year ended December 31 2008.

Membership

Name	Independent
Brian MacNeill (Chair) Audit committee financial expert	Yes
Micheline Bouchard	Yes
Pierre Ducros	Yes
Rusty Goepel	Yes
Ron Triffo	Yes

The Board has determined that each member of the Committee is independent and financially literate, and that the Committee Chair is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. Information regarding the education and experience of the members of the Committee is contained in TELUS’ Annual Information Form for the year ended December 31 2008.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, it meets separately, in-camera with both the Chief Internal Auditor and external auditors.  It also meets separately with management and without management present, at each regularly scheduled meeting.  The Committee met five times during 2008 and held four in-camera sessions.

Highlights

Financial reporting

•                  received presentations from the Company’s Chief Financial Officer (CFO) and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations;

•                  reviewed, throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company;

•                  reviewed and discussed with the CEO and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the U.S. Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation;

•                  reviewed and recommended to the Board for approval, the public release and filing of the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and management’s discussion and analysis; and

•                  reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F.

External auditors

•                  oversaw the work of the external auditors;

•                  reviewed and approved the annual audit plan;

•                  monitored the progress of the external audit;

•                  received reports on the external auditor’s internal quality control procedures, independence and confidentiality procedures;

•                  met quarterly with the external auditors without management present;

•                  recommended to shareholders the appointment of external auditors;

•                  reviewed and set the compensation of the external auditors; and

•                  reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or its affiliates.

Accounting and financial management

•                  reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies;

•                  reviewed with management the adoption of new accounting standards and emerging best practices in response to changes in securities legislation;

•                  reviewed with management the Company’s financial policies and compliance with these policies and recommended adoption of amended annual and long-term policy guidelines concerning matters such as leverage, liquidity, capital structure and credit ratings;

•                  reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and the unfolding global credit crisis and implications for TELUS, quarterly updated estimates of the Company’s weighted average cost of capital, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans such as renewal and amendments to credit facilities, and debt refinancing plans including the offering of 5.95% notes maturing on April 15, 2015 for aggregate gross proceeds of $500 million;

•                  reviewed and recommended to the Board for approval the renewal of the Company’s share repurchase program through the TSX;

•                  reviewed and recommended to the Board for approval an increase to the Company’s dividend within the target dividend payout ratio guideline;

•                  reviewed quarterly reports on derivatives, guarantees and indemnities;

•                  received quarterly reports regarding taxation matters including any tax adjustments, status of existing and projected tax provisions and new disclosure related to FIN 48;

•                  reviewed corporate reorganizations; and

•                  reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures including specific milestone reviews of major capital projects together with variances to authorized business cases (including several major systems and technology deployments and certain large customer implementations), and recommended to the Board any capital project spending approvals in excess of previous authorizations related to major capital projects consistent with the approval process pursuant to the Company’s Board delegation policy.

Internal controls and disclosure controls

•                  reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls;

•                  reviewed quarterly reports on internal audit activities;

•                  reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress;

•                  met regularly with the Chief Internal Auditor without management present;

•                  reviewed and approved the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function;

•                  monitored the adequacy of resourcing (including compensation, retention and people sourcing strategies) and the independence and objectivity of the internal audit function;

•                  received briefings from management regarding key audit report follow-ups;

•                  reviewed, quarterly, the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO;

•                  considered reports from the Chief Compliance Officer and General Counsel on matters relating to compliance with laws and regulations including those pertaining to the Company’s Canadian domestic and international operations;

•                  received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints; and

•                  reviewed annually the expenses of the executive team and the adequacy of, and compliance to, Company policies covering the executive team’s expense accounts and perquisites and their use of corporate assets.

Enterprise risk management

•                  reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification of key risks and the engagement of executives to mitigate risk exposures;

•                  considered reports on the Company’s business continuity, including work stoppage, and disaster recovery plans;

•                  reviewed reports on management’s approach for safeguarding corporate assets and information systems;

•                  monitored the Company’s environmental risk management activities and results, and reviewed the Company’s corporate social responsibility report;

•                  reviewed the adequacy of the Company’s insurance coverages including property insurance coverage, monitored certain developments in the insurance industry in late 2008 and reviewed the Company’s property risk management program;

•                  reviewed reports on employee health and safety programs and results; and

•                  received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•                  reviewed the Committee’s terms of reference and determined that no amendment was necessary;

•                  reviewed and approved the Committee’s annual work plan;

•                  received and reviewed with management frequent updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to the Committee;

•                  reviewed and recommended to the Board for approval the 2008 Ethics Policy;

•                  reviewed non-material updates to the Disclosure Policy;

•                  monitored management’s annual conflict of interest disclosure and review process;

•                  received and reviewed management’s annual sustainment plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2008 financial year, including a specific review of status of remediation efforts with respect to significant deficiencies (there were no known material weaknesses);

•                  reviewed and approved changes to the approval process governing Chair and CEO expenses; and

•                  received and reviewed status reports and educational updates on management’s multi-year plan for transitioning to International Financial Reporting Standards.

Signed, the members of the Audit Committee

Brian MacNeill (Chair)	Micheline Bouchard

Pierre Ducros	Rusty Goepel

Ron Triffo

Human Resources and Compensation Committee: Mandate and report

Mandate

The Human Resources and Compensation Committee of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation and evaluating CEO performance, reviewing and recommending CEO compensation based on its evaluation, and determining compensation for executives other than the CEO.  The Committee annually reviews and reports to the Board on senior management organizational structure, and manages the Board-approved equity-based incentive plans and supplemental retirement arrangements (other than registered pension plans) for the executive team.

Membership

Name	Independent
Charlie Baillie (Chair)	Yes
John Butler	Yes
John Lacey	Yes

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee holds an in-camera session without management present.  It met four times in 2008 and held four in-camera sessions.

Compensation Committee advisors

The Committee has retained the services of an external executive compensation consultant, Hewitt Associates. The mandate of the consultant is to serve the Company and work for the Committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services rendered by Hewitt Associates to the Committee are described below:

•                  competitive market pay analyses and market trends for executive compensation;

•                  ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefit programs, including proxy disclosure; and

•                  preparation for and attendance at Committee meetings and selected management meetings.

The Committee did not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The Committee has the final authority to hire and terminate the consultant, and the Committee evaluates the consultant annually.

The Committee approves the annual work plan and all invoices for executive compensation work performed by the compensation consultant.  Hewitt Associates may perform other services for the Company.  Since 2005, Hewitt Associates is required to notify the Committee of any material engagement by TELUS management on non-Board related work.  For 2008, this work included consulting on benefits design, employee engagement, and certain employee-related communications. The Hewitt Associates representative who advises the Committee has no involvement in the provision of any non-Board work by Hewitt Associates to TELUS management.  Since 2007, Hewitt Associates has been required to obtain prior approval from the Committee Chair (or his or her delegate) for any material non-Board work.

In addition, Hewitt Associates was engaged by the Corporate Governance Committee in 2008 to assist in determining a comparator group and to gather comparators’ information on director compensation.  This information was used by the Corporate Governance Committee in its determination of the Company’s director compensation.

For 2008, the Company paid to Hewitt Associates fees totaling approximately $222,510 for services to the Human Resources and Compensation Committee and Corporate Governance Committee.  The Company also paid to Hewitt Associates approximately $195,184 for non-Board work.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2008.

President and CEO

•                  reviewed and approved the corporate goals and objectives relevant to CEO compensation;

•                  assessed performance of the CEO with the input of the Board and reported the results to the Board;

•                  reviewed the form and adequacy of CEO total compensation;

•                  reviewed and recommended to the Board for approval the succession plan for the CEO; and

•                  reviewed and recommended to the Board for approval the CEO’s compensation, based on the evaluation of his performance and the Committee’s review of the form and adequacy of CEO compensation.

Executive management

•                  reviewed and approved pension service changes for certain executives (see page 45 for further detail);

•                  reviewed and discussed findings of a Hewitt Associates analysis to evaluate the degree of challenge incorporated in the Company’s corporate financial scorecard goals, to allow the Committee to be satisfied as to the degree of stretch incorporated in the goals and to affirm management is using appropriate scorecard measures;

•                  reviewed and recommended for approval to the Board the proposed appointment of individuals as executives and as corporate officers of the Company;

•                  reviewed and approved changes in role and employment terms of certain executives;

•                  reviewed the Company’s compensation philosophy and guidelines for executives by assessing the linkage of executive compensation philosophy and executive incentive plans to the Company’s financial and non-financial performance, support of the

Company’s business strategy, and alignment with the Company’s employee compensation philosophy;

•                  reviewed the CEO’s evaluation of the performance of individual executives;

•                  reviewed and approved the selection of a comparator group for benchmarking executive compensation;

•                  considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executives other than the CEO;

•                  reviewed and approved the compensation of individual executives other than the CEO, after considering the evaluation and recommendations of the CEO and applying the Company’s compensation principles as described below;

•                  received updates on the share ownership of executives relative to target; and

•                  reviewed and approved the succession plan for each executive.

Equity plans

•                  reviewed and recommended to the Board for approval the annual stock option and restricted stock unit grants (RSUs) to management (including executives) for 2008 performance;

•                  approved annual grants of restricted stock units (ESUs) under the Executive Stock Unit Plan (ESU Plan) to non-executive management for 2008 performance;

•                  approved ad hoc grants under the Restricted Stock Unit Plan (RSU Plan) to certain non-executive management for retention purposes;

•                  considered and recommended to the Board for approval a change to the Employee Share Purchase Plan to reduce the employer contribution by five per cent;

•                  reviewed and recommended to the Board for approval certain changes to the Directors’ Share Option and Compensation Plan, RSU Plan and ESU Plan to reflect the final regulations issued under the U.S. Jobs Creation Act;

•                  received reports on the status of the option share reserves, and monitored discretionary long-term incentive awards; and

•                  reviewed and recommended to the Board for approval the replenishment of a discretionary pool of options that may be granted at the CEO’s discretion to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Committee and oversight by the Committee.

Governance

•                          reviewed the Committee’s terms of reference and determined that no amendment was necessary;

•                          reviewed and approved the Committee’s annual work plan;

•                          received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements and case law, as well as evolving best practices on executive compensation matters;

•                          received compliance reports on a quarterly basis from the Respectful Workplace Office;

•                          approved the annual work plan, budget and fees of the compensation consultant and conducted an annual performance assessment of the compensation consultant; and

•                          received an overview on executive pension plans as part of the Committee’s education program.

Public disclosure

•                  reviewed and approved for publication the compensation discussion and analysis that follows.

Compensation discussion and analysis

The Human Resources and Compensation Committee (the Compensation Committee) is responsible for reviewing and approving the compensation arrangements of all executives other than the CEO, and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO.

Compensation philosophy

A key mandate of the Compensation Committee is to maintain an executive compensation program that achieves three objectives:

•                  to advance the business strategy of the Company;

•                  to enhance the growth and profitability of the Company; and

•                  to attract and retain the key talent necessary to achieve the business objectives of the Company.

The Compensation Committee is a strong proponent of pay for performance.  The Company creates a clear and direct linkage between compensation and the achievement of business objectives — in the short-term, medium-term and long-term — by providing an appropriate mix of fixed versus at-risk compensation, and immediate income versus future income linked to the Company’s share performance.

To achieve those objectives, the Compensation Committee utilizes both a market-based approach and a performance-based approach.  An executive’s actual compensation is determined using his or her personal performance, together with corporate and business unit performance and competitive market compensation data.

Benchmarking

Every three years, or more frequently if required, the Compensation Committee (with input from the compensation consultant and management) selects for benchmarking purposes a comparator group made up of competitors of the Company as well as companies in other Canadian industries with revenue similar to that of the Company and executive positions of similar scope and complexity with which the Company would compete for executive talent in the marketplace.  In order not to over-estimate competitive practices, benchmarking results are regressed (size-adjusted) to the Company’s revenues using statistical analysis where appropriate.  At least once annually, the Compensation Committee reviews the composition of the comparator group to ensure it remains appropriate, and will make adjustments as the Compensation Committee deems necessary.

The companies included in the 2008 comparator group had revenue which ranged from $2.10 billion to $19.1 billion (based on 2007 results), with an average of $8.6 billion and a median of $7.7 billion compared to the Company’s revenue of $9.1 billion (as at December 31, 2007). The companies in the 2008 comparator group were:

Company

BCE Inc.

Canadian Tire Corporation Limited

Celestica Inc.

EnCana Corporation

Hudson’s Bay Company

Husky Energy Inc.

Noranda Inc./Falconbridge

Petro-Canada

Quebecor Inc.

Rogers Communications Inc.

Sears Canada Inc.

Shaw Communications

Shell Canada Limited

Sobeys Inc.

Suncor Energy Inc.

Talisman Energy Inc.

The Thomson Corporation

The Compensation Committee reviews and benchmarks the compensation mix and total proposed compensation of the Company’s executives against the compensation mix and total compensation of executives in the comparator group to ensure that the Company provides competitive compensation.  The Compensation Committee also benchmarks and considers against the comparator group the value of the other elements of an executive’s total compensation such as benefits, retirement programs and perquisites.  The Compensation Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends, and considers any management recommendations that may be offered. The benchmarking data along with other relevant factors such as internal equity and strategic significance of the role are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites.  Actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Named executive officers

The named executive officers are Darren Entwistle, CEO; Robert McFarlane, Executive Vice-President and CFO; Joe Natale, Executive Vice-President and President, Business Solutions; Kevin Salvadori, Executive Vice-President, Business Transformation and Technology Operations; and Eros Spadotto, Executive Vice-President, Technology Strategy.

Compensation mix and 2008 awards

The key components of the Company’s executive compensation program consist of fixed base salary and variable at-risk compensation.  The Company targets annual base salary at the 50th percentile of the selected comparator group, and total compensation (base salary and all at-risk compensation) at or about the 75th percentile of the selected comparator group, but only if performance warrants. Applying the above principles has generally resulted in executive base salary making up approximately 25 per cent of the executives’ total compensation with at-risk incentive pay making up the remaining 75 per cent at target.

Additional compensation, such as retention awards and signing bonuses, may be paid from time to time if the Compensation Committee deems it is appropriate.

Elements of compensation and compensation mix (at target) for executives

The following table depicts the key compensation elements and desired mix that the Company has adopted to achieve its compensation objectives, as well as the results of the actual mix achieved in 2008.  More details follow the table.

Compensation element and mix at target	Provided as	2008 actual for entire executive team

Annual long-term incentive 50% of total compensation (at-risk compensation)	Stock options and/or RSUs	Averaged 52.9%

Annual medium-term incentive 12.5% of total compensation (at-risk compensation)	ESUs	Averaged 7.1%

Annual variable pay 12.5% of total compensation (at-risk compensation)	Cash	Averaged 10.1%

Annual base salary 25% of total compensation (fixed compensation)	Cash	Averaged 29.9%

2008 actual compensation mix

For 2008, base salary paid to the executives averaged approximately 29.9 per cent of their overall total compensation while at-risk pay averaged approximately 70.1 per cent of their overall total compensation, thus reflecting the Company’s focus on pay-for-performance.  Total compensation for the executive team (base salary and all at-risk pay) was below the 50th percentile of the selected comparator group.  The breakdown among at-risk pay is depicted in the above chart.

Base salary

Methodology

The Company targets base salary at the 50th percentile of the comparator group, and then makes adjustments to individual base salaries that it considers appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, and the pay practices of companies in the comparator group.  The Compensation Committee considers and approves base salaries of the executive vice-presidents (EVPs), while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

2008 actual base salary compensation

The 2008 base salary of the CEO and the other named executive officers were unchanged from 2007, except for increased base salaries to Kevin Salvadori and Eros Spadotto to reflect the results of the annual market compensation study and, in the case of Mr. Salvadori, to also reflect his significantly expanded role and responsibilities. The total base salary paid to the entire executive team was below the 50th percentile of the selected comparator group.

At-risk incentive pay methodology

At-risk incentive pay consists of three components:

•                  annual variable pay (annual cash bonus);

•                  medium-term incentives (ESU awards); and

•                  long-term incentives (RSU and/or option awards).

The annual cash bonus and ESU awards are directly linked to and determined by corporate, business unit and individual performance measured against objective targets set for the Company, each business unit and each executive, respectively. RSU and option awards are based on the executive’s individual performance and value, as measured by his or her personal value-add assessment model (PVAAM) rating (described below on page 37).

The Company does not have a formal policy regarding the retroactive adjustment or recovery of awards, earnings, payments or payables if the performance goal or similar condition on which they are based is restated or adjusted to reduce the award, earning, payment or payable.   The Company believes that such adjustment is inherent in the compensation mix and form of payment, since a significant portion of an executive’s total compensation is tied to future share price performance. In addition, the Company may make ad hoc adjustments when it deems appropriate, as it did for 2008 compensation (see page 31).

At-risk pay: annual variable pay (annual cash bonus)

Methodology

The annual cash bonus is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash.

This element of at-risk compensation is determined at the end of the year by rating the extent to which the performance of the Company, the business units, as well as individual performance, met or exceeded objectives.  This component equals 50 per cent of annual base salary for at-target performance.

Performance of the Company is measured against objectives set out in a balanced scorecard (the corporate scorecard) and approved by the Compensation Committee. Performance of a business unit is measured against objectives set out in a balanced scorecard for that business unit (the business unit scorecard) and approved by the CEO.  Individual performance is measured against personal objectives of that executive as well as the display of leadership skills by that executive (the personal performance objectives). The Committee oversees the personal performance objectives of the CEO, and the CEO oversees the personal performance objectives of all EVPs.

Objective setting — corporate, business unit and individual

For the determination of incentive payments to the CEO and EVPs, corporate, business unit and individual performance objectives are set each year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The Company largely selects quantifiable performance metrics that are measurable and auditable and stress tests these targets against prior year actual performance before adoption to check for year-over-year consistency. The Company also stress tests its current year results to its prior year’s scorecard to determine year-over-year continuous improvement. Targets and stretch targets to determine when these metrics have been met or exceeded are set out in the corporate scorecard, business unit scorecards and the individual’s personal performance objectives.

Partially meeting objectives would result in a reduced award.  Payout on the corporate and business unit components of performance can range from zero for substandard performance to a maximum of 250 per cent for exceptional performance, while payout on the individual component of performance can range from zero for substandard performance to a maximum of 250 per cent for exceptional performance.  This approach ensures that at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

All performance metrics are tied to the six strategic imperatives of TELUS:

•                  focus relentlessly on the growth markets of data, Internet protocol (IP) and wireless;

•                  build national capabilities across data, IP, voice and wireless;

•                  partner, acquire and divest as necessary to accelerate the implementation of the Company’s strategy and focus its resources on core business;

•                  provide integrated solutions that differentiate TELUS from its competitors;

•                  invest in internal capabilities to build a high-performance culture and efficient operation; and

•                  go to market as one team, under a common brand, executing a single strategy.

The performance metrics selected, at either the corporate or applicable business unit level, measure performance relating to profitable growth, customer service and loyalty excellence, business efficiency and effectiveness, and TELUS team engagement.

Individual performance objectives of the CEO consist of strategic and operational objectives that support that year’s strategic priorities for the Company plus any other goals that may be set by the Board.

Individual performance objectives of each EVP support the individual performance objectives of the CEO and primarily consist of the strategic and operational objectives from the CEO’s performance objectives that are led by the business unit of that EVP, other goals that are set by the CEO including those that are contained within their business unit scorecards, and that individual’s leadership as measured by the CEO.

The CEO assesses the personal performance results achieved by each EVP. The Compensation Committee then reviews the CEO’s assessments, his recommendations on incentive payments, the corporate and business unit results, and determines the annual cash bonus and ESU award of each EVP. The Compensation Committee with input from the Board assesses the personal performance results achieved by the CEO.  Based on such assessment and corporate and business unit results, the Committee recommends to the Board for approval the annual cash bonus and ESU award of the CEO.

Increased difficulty in achieving performance targets

The targets for both disclosed and undisclosed performance metrics are made more difficult each year in order to promote continuous stretch and performance improvement year over year.  As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must meet or exceed the actual result on that metric in the previous year.  The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

Undisclosed performance metrics

Certain performance metrics, primarily found in the business unit scorecards and individual performance objectives, can be used to identify specific strategies, business plans and programs at the Company or specific business unit levels that are not publicly disclosed.  TELUS is of the view that disclosure of these performance metrics, including various supporting indices and underlying benchmarking and standards, would seriously prejudice the Company’s interests in the highly competitive industry in which the Company operates, including the anticipated imminent entry of new wireless service providers who can be expected to intensify the competition for customers and a highly talented and knowledgeable workforce. These undisclosed metrics, and their associated targets and results, are generally described rather than specifically disclosed in the relevant sections below.

2008 corporate performance metrics

The following chart describes the corporate performance metrics and results that make up the 2008 corporate objectives.  Business unit and individual performance metrics and results for each named executive officer are discussed starting on page 32.

Objectives	Performance metrics	2008 targets (1.0x)	2008 results	Quadrant multiplier

Profitable growth	Consolidated revenue Free cash flow Earnings per share (EPS)	$9,819M $1,458M $3.58	$9,653M $1,341M $3.33	The objectives in this quadrant were partially met, resulting in a quadrant multiplier of 0.56

Customer excellence	Network access line (NAL) losses (wireline) Various indices that aid in assessing different aspects of customer excellence(1)	NAL losses (wireline): -3.50% Targets for indices were set based on various benchmarks and standards	NAL losses (wireline): -3.58% Targets exceeded threshold and were partially met	The objectives in this quadrant were partially met, resulting in a quadrant multiplier of 0.60

Business efficiency and effectiveness	Consolidated earnings before interest and taxes (EBIT) before restructuring Corporate project performance index(2)	$2,128M Target was based on various benchmarks and standards	$2,021M Target was not met	The objectives in this quadrant were partially met, resulting in a quadrant multiplier of 0.43

TELUS Team	Team member engagement index	58%	58%	The objectives in this quadrant were partially met,

(1) Internally developed indices made up from a composite of various benchmarks and standards; designed to measure the quality of customer service provided by the Company, customer loyalty, and the Company’s ability to attract and retain customers and expand its share of their business.

(2) Internally developed index designed to measure the Company’s effectiveness in planning and carrying out major initiatives.

Objectives	Performance metrics	2008 targets (1.0x)	2008 results	Quadrant multiplier

	Attrition (high performers)	Not disclosed	Target was not met	resulting in a quadrant multiplier of 0.67

	Team TELUS Cares participation	37%	37%

Of the metrics outlined in the above chart, EBIT (earnings before interest and taxes) and free cash flow are both non-GAAP (generally accepted accounting principles) financial measures.

For the purpose of the scorecard metrics, consolidated EBIT before restructuring, free cash flow and EPS were derived from the Company’s 2008 audited consolidated financial statements as follows:

•                  Consolidated EBIT before restructuring: net income and common share and non-voting share income, adding back restructuring costs, financing costs, income taxes and non-controlling interests, as reported; then subtracting the impact of performance bonus adjustments.

•                  Free cash flow: free cash flow based on defined benefit plans net expense (as reported in Section 11.2 of the Management’s discussion and analysis (MD&A) in the TELUS 2008 annual report — financial review); then adding back the AWS spectrum licences payment, and subtracting the impact of performance bonus adjustments and the difference between original 2008 targeted and 2008 actual capital expenditures (see Section 1.4 of the MD&A).

•                  EPS: basic earnings per share as reported; then subtracting income tax-related adjustments (see Section 1.4 of the MD&A) and the impact of performance bonus and other adjustments.

The undisclosed performance metrics in the corporate scorecard (the specific indices and underlying benchmarking and standards, and the attrition rate of high-performing employees) accounted for 40 per cent of the 2008 corporate scorecard and, for named executive officers, are as specified in the respective discussions below.  Please see page 30 for a general discussion on the difficulty in achieving these performance targets.

2008 scorecard results

2008 corporate, business unit and individual performance results, and the resulting impact on the value of the annual cash bonuses (annual variable pay) and ESU awards (medium-term incentives) to all executives are set forth in the table below.

	Corporate scorecard	Business unit scorecard	Individual performance	Cash award as % of base salary	ESU award as % of base salary
At-target performance	1.0	1.0	1.0	50%	50%

Actual 2008 performance results (after downward adjustments)	0.57	Averaged 0.67	Averaged 0.86	Averaged 33.6%	Averaged 23.8%

The undisclosed performance metrics in the corporate scorecard accounted for 0.16 of the 2008 corporate scorecard multiplier of 0.57.

2008 actual at-risk compensation of named executive officers

The 2008 compensation program once again demonstrated the strong alignment between the Company’s compensation program and its pay-for-performance philosophy. Below-target performance against corporate and business objectives, despite strong individual performances, led to reduced annual cash bonuses and ESU awards for all executives.  The overall annual cash bonus to all executives ranged from 29.3 per cent to 36.9 per cent of their base salaries compared to at-target performance of 50 per cent.

Reflecting its strong commitment to linking at-risk incentive pay to actual performance, the Company did not relax or waive any performance target to reflect the impact of the economic downturn in 2008. Furthermore, the Company reduced at-risk compensation in several ways.  First, the value of ESU awards (medium term incentives) was automatically reduced by virtue of how they are calculated (see page 36).  In addition, the CEO felt it was appropriate to make further downward adjustments to reflect modest corporate performance against targets as evidenced by the corporate scorecard result.  He proposed to the Compensation Committee, and it approved, the following reductions:

•                  a 30 per cent reduction was applied to all business unit multipliers;

•                  the personal performance multipliers of all executives were reduced such that the average of these multipliers equaled 70 per cent of the average executive multiplier for the previous three years; and

•                  the value of the RSU and option grants (long-term incentive awards) was reduced, resulting in total compensation to the executive team that was below the 50th percentile despite the Company’s executive compensation philosophy of targeting the 75th percentile for at-target performance.  Please see page 37 for further details.

Details for each component (annual cash bonuses, ESU grants, option and RSU grants) that were awarded to each named executive officer following these adjustments are outlined below.

At-risk pay - Darren Entwistle

Mr. Entwistle’s annual cash bonus and ESU award were each determined by multiplying his target award (50 per cent of base salary) by a formula that reflected the relative weighting of corporate, business and individual performance in 2008, as follows:

(50% x base salary) x (30% x corporate scorecard multiplier + 20% x average of all business unit multipliers + 30% x average of all customer-facing business unit multipliers + 20% x his individual performance results).

Business unit performance

Since the CEO is responsible for the performance of all business units in the organization, his annual cash bonus and ESU award were specifically tied to the performance of all business units.  Given the nature of the Company’s business, a portion of Mr. Entwistle’s annual cash bonus and ESU award were also specifically tied to the performance of the customer-facing business units (Consumer Solutions, Business Solutions, Partner Solutions and TELUS Québec) that have direct line of sight to customers.

As stated above, each business unit scorecard measures that business unit’s performance relating to various specific factors that demonstrate profitable growth, customer excellence, business efficiency and excellence, and TELUS team engagement.  Details regarding the specific performance metrics for the business units led by the named executive officers (Finance, Business Solutions, Business Transformation and Technology Operations, Technology Strategy), are set forth below.

With respect to the remaining business units (Consumer Solutions, Partner Solutions, TELUS Québec, Corporate Affairs and Human Resources), these performance metrics include, by business unit, the following as applicable: EBITDA contribution, strategic revenue, customer additions and churn, customer service and loyalty, major project management performance, various operating ratios, cost effectiveness, communications effectiveness, community engagement, specific legal and regulatory proceedings and outcomes, various team engagement metrics including quality of hire and impact of learning, attrition of higher performers and corporate reputation.

Individual Performance

In 2008, the CEO’s personal performance objectives comprised of specific strategic and operational objectives that supported the following priorities:

•                  drive profitable growth from TELUS’ strategic products portfolio;

•                  build scale economies in TELUS’ vertical strategy for the business and public sector markets;

•                  realize increased market coverage for TELUS’ consumer and small/medium-size business segments by augmenting its distribution strength, brand segmentation and customer coverage;

•                  deliver continued improvements in the client experience;

•                  optimize the strength of the Company’s capital structure and cash flow to implement and successfully operationalise TELUS’ new technology initiatives; and

•                  elevate the engagement of the TELUS team and the power of the Company’s brand to outpace the competition, earn improved levels of client loyalty and make a positive difference to the quality of life in the communities.

Similar to corporate and business unit scorecard metrics, these individual performance metrics were also tied to targets and stretch targets and, like the corporate and business unit scorecard metrics, require continuous improvements year-over-year.

Undisclosed metrics

Please see page 30 for a discussion on undisclosed metrics contained in the business unit scorecards.

2008 Actual

Based on the modest corporate performance against targets resulting in a 0.57 corporate multiplier, an average business unit scorecard multiplier of 0.67, and effective personal performance, the Board awarded to Mr. Entwistle an annual cash bonus of $451,413 equal to 36.9 per cent of his base salary, and an ESU award of $319,900 equal to 26.1 per cent of his base salary, in each instance against a target of 50 per cent.  Assuming at-target performance, undisclosed corporate performance results accounted for approximately 12 per cent of these two elements of pay.  Please see page 30 for a discussion on the difficulty in achieving undisclosed performance targets.

In light of his already significant ownership in TELUS shares, the Compensation Committee recommended and the Board approved an all-cash payment of the ESU award to the CEO for 2008 performance, and accordingly, no ESUs were awarded to him.  However, to demonstrate his commitment to the Company and belief in the future success of the Company, Mr. Entwistle felt it was appropriate to apply his entire annual cash bonus and ESU award, net of taxes, towards the purchase of TELUS shares.  The Board supported this initiative notwithstanding its preference that he accept the award in cash.

At-risk pay - Robert McFarlane, Finance

Mr. McFarlane’s annual cash bonus and ESU award were each determined by multiplying the target award (50 per cent of base salary) by a formula that reflected the relative weighting of corporate, business and individual performance in 2008, as follows:

(50% x base salary) x (30% x corporate scorecard multiplier + 20% x Finance business unit multiplier + 30% x average of all customer facing business unit multipliers + 20% x his individual performance results).

Since Finance is a support function, Mr. McFarlane’s incentive was also based in part on the success of the Company’s customer-facing business units to ensure direct line of sight to the achievement of customer-facing business unit objectives.

Business unit performance

The Finance business unit scorecard measures the following performance metrics: profitable growth (including revenue assurance, operating expenses and improvements at a corporate and business unit level, and pension plan performance), customer excellence (based on annual report disclosure, post-merger integration effectiveness, and internal service satisfaction), business efficiency and excellence (including the finance operation and management of financial matters), and Finance team member engagement.   They include the following specific metrics:

•                  Public debt issuance index (target: 1.0; result: 0.52);

•                  TELUS pension performance — basis points above/ below benchmark (target: 0; result: 27);

•                  IFRS readiness index (target: 1.0; result: 1.08);

•                  Annual report excellence (target: 1.0; result: 2.5);

•                  Finance team member engagement (target: 59 per cent; result: 61 per cent); and

•                  Team TELUS Cares participation by Finance team members (target: 52 per cent; result: 61 per cent).

Individual performance

Mr. McFarlane’s individual performance objectives are made up of goals divided into: the extent to which the Finance business unit contributes to Company performance as measured by various strategic and operational objectives that support the 2008 strategic priorities and the CEO’s 2008 individual performance plan; goals as set and measured by the CEO including those that are contained within the Finance scorecard; and Mr. McFarlane’s leadership as measured by the CEO.

Undisclosed metrics

The undisclosed metrics in the Finance scorecard and Mr. McFarlane’s individual performance objectives contain confidential data pertaining to the Company and the business units that are highly sensitive and in the Company’s view, their disclosure would seriously prejudice the Company in this intensely competitive market as they provide valuable information to competitors regarding the Company’s 2009 and future financial and operating plans.

Assuming at-target performance, undisclosed corporate and business unit results accounted for approximately 25 per cent of these two elements of pay.  Please see page 30 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2008 actual

Based on modest corporate performance against targets, business unit performance that exceeded the business unit average, and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $171,250 equal to 34.3 per cent of Mr. McFarlane’s annual base salary, and an ESU award of $121,359 equal to 24.3 per cent of his annual base salary, in each instance against a target of 50 per cent.

At-risk pay - Joe Natale, Business Solutions

Mr. Natale’s annual cash bonus and ESU award are each determined by multiplying the target award (50 per cent of base salary) by a formula that reflected the weighting of corporate, business and individual performance in 2008, as follows:

(50% x base salary) x (50% x corporate scorecard multiplier + 30% x Business Solutions business unit multiplier + 20% x his individual performance results).

Business unit performance

The Business Solutions business unit scorecard measures a series of defined metrics within the following performance objectives as they relate to the business market and Business Solutions team: profitable growth (primarily related to targeted EBITDA and revenue contribution), customer excellence (loyalty and service), business efficiency and excellence (primarily related to specific savings and major project management performance), and Business Solutions team member engagement and attrition.

Individual performance

Mr. Natale’s personal objectives are made up of goals divided into: the extent to which the Business Solutions business unit contributes to company performance as measured by various strategic and operational objectives that support the 2008 strategic priorities and the CEO’s 2008 individual performance plan; goals as set and measured by the CEO, including those that are contained within the Business Solutions scorecard; and Mr. Natale’s leadership as measured by the CEO.

Undisclosed metrics

Aside from the metric of Business Solutions team engagement (target: 58 per cent; result: 61 per cent) and Team TELUS Cares participation by Business Solutions team members (target: 45 per cent; result: 44.8 per cent), and other performance metrics disclosed in the circular where applicable, the remaining metrics in the Business Solutions scorecard and Mr. Natale’s individual performance objectives contain confidential data pertaining to the business market and business unit that are highly sensitive and are not publicly disclosed.  In TELUS’ determination, their disclosure would seriously prejudice the Company in this intensely competitive market by providing valuable information to competitors regarding the Company’s 2009 and future business plans.

Assuming at-target performance, undisclosed corporate and business unit results accounted for approximately 47 per cent of these two elements of pay.  Please see page 30 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2008 actual

Based on modest corporate performance against targets, business unit performance that was below the business unit average, and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $153,825 equal to 29.3 per cent of Mr. Natale’s annual base salary, and an ESU award of $109,011 equal to 20.8 per cent of his annual base salary, in each instance against a target of 50 per cent.  Mr. Natale elected (and the Compensation Committee approved), to receive one-third of his annual cash bonus in the form of ESUs to demonstrate his commitment to the Company and belief in its future success.

At-risk pay - Kevin Salvadori, Business Transformation and Technology Operations (BTTO)

Mr. Salvadori’s annual cash bonus and ESU award were each determined by multiplying his target award (50 per cent of base salary) by a formula that reflected the relative weighting of corporate, business and individual performance in 2008, as follows:

(50% x base salary) x (30% x corporate scorecard multiplier + 20% x BTTO business unit multiplier + 30% x average of all customer facing business unit multipliers + 20% x his individual performance results).

Since BTTO is a support function, Mr. Salvadori’s incentive was also based in part on the success of the Company’s customer-facing business units to ensure direct line of sight to the achievement of customer-facing business unit objectives.

Business unit performance

The BTTO business unit scorecard measures certain wireline and wireless build targets, service delivery and reliability, cost effectiveness, project performance, systems performance, and BTTO team engagement and attrition.

Individual performance

Mr. Salvadori’s individual performance objectives are made up of goals divided into: the extent to which the BTTO business unit contributes to Company performance as measured by various strategic and operational objectives that support the 2008 strategic priorities and the CEO’s 2008 individual performance plan; goals as set and measured by the CEO, including those that are contained within the BTTO scorecard, and Mr. Salvadori’s leadership as measured by the CEO.

Undisclosed metrics

BTTO targets and results are derived from those of Business Transformation (BT) and Technology Operations (TO), developed and determined separately as these two business units merged to form the BTTO business unit during 2008. Aside from the metric of BTTO team engagement (BT target: 56 per cent; result: 57 per cent and TO target: 51 per cent; result: 48 per cent) and Team TELUS Cares participation by BTTO team members (BT target: 44 per cent; result: 48 per cent; TO target: 32 per cent; TO result: 34 per cent), the remaining metrics in the BTTO scorecard and Mr. Salvadori’s individual performance objectives contain confidential data pertaining to the Company and the business unit that are highly sensitive and are not publicly disclosed.  In TELUS’ determination, their disclosure would seriously prejudice the Company in this intensely competitive market by providing valuable information to competitors regarding the Company’s 2009 and future business plans.

Assuming at-target performance, undisclosed corporate and business unit results accounted for approximately 30 per cent of these two elements of pay.  Please see page 30 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2008 actual

Based on modest corporate performance against targets, business unit performance that was near the business unit average, and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $144,869 equal to 33.0 per cent of Mr. Salvadori’s annual base salary, and an ESU award of $102,664 equal to 23.4 per cent of his annual base salary, in each instance against a target of 50 per cent.

At-risk pay - Eros Spadotto, Technology Strategy

Mr. Spadotto’s annual cash bonus and ESU award were each determined by multiplying his target award (50 per cent of base salary) by a formula that reflected the relative weighting of corporate, business and individual performance in 2008, as follows:

(50% x base salary) x (30% x corporate scorecard multiplier + 20% x Technology Strategy business unit multiplier + 30% x average of all customer facing business unit multipliers + 20% x his individual performance results).

Since Technology Strategy is a support function, Mr. Spadotto’s incentive was also based in part on the success of the Company’s customer-facing business units to ensure direct line of sight to the achievement of customer-facing business unit objectives.

Business unit performance

The Technology Strategy business unit scorecard measures service delivery and reliability, specific major project performance, cost effectiveness, and Technology Strategy team engagement and attrition.

Individual performance

Mr. Spadotto’s individual performance objectives are made up of goals divided into: the extent to which the Technology Strategy business unit contributes to Company performance as measured by various strategic and operational objectives that support the 2008 strategic priorities and the CEO’s 2008 individual performance plan; goals as set and measured by the CEO, including those that are contained within the Technology Strategy business unit; and Mr. Spadotto’s leadership as measured by the CEO.

Undisclosed metrics

Aside from the metric of the Technology Strategy team engagement (target: 48 per cent; result: 55 per cent) and Team TELUS Cares participation by the Technology Strategy team members (target: 48 per cent; result: 62 per cent), the remaining metrics in the Technology Strategy scorecard and Mr. Spadotto’s individual performance objectives contain confidential data pertaining to the Company and the business unit that are highly sensitive and are not publicly disclosed.  In TELUS’ determination, their disclosure would seriously prejudice the Company in this intensely competitive market by providing valuable information to competitors regarding the Company’s 2009 and future business plans.

Assuming at-target performance, undisclosed corporate and business unit results accounted for approximately 29 per cent of these two elements of pay.  Please see page 30 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2008 actual

Based on modest corporate performance against targets, business unit performance that was near the business unit average, and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $146,790 equal to 35.0 per cent of Mr. Spadotto’s annual base salary, and an ESU award of $104,025 equal to 24.8 per cent of his annual base salary, in each instance against a target of 50 per cent.

At-risk pay: medium-term incentives (ESU awards)

Methodology

Medium-term incentives are awarded in the form of ESUs under the ESU Plan.  ESUs are designed to promote the retention of executives and reward the achievement of business objectives in the medium-term (up to three years) by providing future income that is linked to share price performance and payable rateably over three years.  This is achieved by pegging the value of ESUs to the value of the non-voting shares and by paying them out on a schedule whereby the ESUs vest one-third per year in just under three years.

Like the annual cash bonus, this element of at-risk compensation is determined based on the achievement of results and an executive’s leadership skills and equals 50 per cent of annual base salary for at-target performance, subject to the performance of the share price as noted below.

The amount and terms of ESU awards to EVPs are approved by the Committee annually, while the ESU award to the CEO is approved by the Board annually upon the recommendation of the Committee.  Certain members of non-executive senior management are eligible for ESU grants and their awards are also determined in the same manner, except that their target awards may differ from those of the executive team.

To further align the interests of the executives to that of the shareholders, the actual number of ESUs awarded to an executive is determined by taking the dollar value of the ESU award granted to that individual and multiplying it by the following ratio:

market value of non-voting shares at the end of the performance year market value of non-voting shares at the beginning or end of the performance year, whichever is higher

Thus, any decline in the value of non-voting shares of the Company over the performance year directly reduces the value of the executive’s ESU award, despite the fact that performance objectives for the year have been met.  This was in fact the case for ESUs granted in 2009 for 2008 performance, see below and table on page 37.

If an executive resigns, all unvested ESUs are forfeited.  See page 61 for a description of the key terms of the ESU Plan.

Determination of actual 2008 ESU grants

The dollar value of the ESU awards that would have been awarded to the named executive officers based on their 2008 performance, if no adjustment were made to reflect share price performance in 2008, is set forth in the first column in the table below. To adjust for share price performance in 2008, the number of ESUs actually awarded (see the second column in the table) was determined based on the weighted average trading price of the non-voting shares for the 15 trading days preceding January 1, 2008 of $45, which was higher than the weighted average trading price for the 15 trading days preceding December 31, 2008 of $31.89. By doing so, the number and value of the ESUs actually awarded to the named executive officers for their 2008 performance was reduced proportionately by the share price decline in 2008 to reflect the principle of alignment with shareholder value.

For the named executive officers, ESU awards ranged from 20.8 per cent to 26.1 per cent of their base salaries, compared to at-target performance of 50 per cent, as shown in the following table.

	Value of ESU awards if they were not adjusted for share price performance		Value of allotted ESUs after adjustment for share price performance
	Value of ESUs ($)	As a % of base salary	Value of ESUs ($)		As a % of base salary
Darren Entwistle	451,413	36.9	319,900	(1)	26.1
Robert McFarlane	171,250	34.3	121,359		24.3
Joe Natale(2)	153,825	29.3	109,011		20.8
Kevin Salvadori	144,869	33.0	102,664		23.4
Eros Spadotto	146,790	35.0	104,025		24.8

(1) This amount was paid in cash to Mr. Entwistle; no ESU was awarded. See page 32.

(2) These numbers do not reflect the fact that Mr. Natale elected to receive one-third of his annual cash bonus in ESUs in lieu of cash.  See page 34.

At-risk pay: long-term incentives (RSU and option awards)

Methodology

Long-term incentives are awarded in the form of share options and RSUs granted under the TELUS Management Share Option Plan (the “Management Plan”) and the RSU Plan respectively.  The options and RSUs are designed to promote retention and reward the achievement of business objectives in the longer-term (three years and beyond) by providing future income that is linked to share price performance. The value of share options and RSUs is in each instance pegged to the value of the non-voting shares. In particular, the Compensation Committee typically approves share option grants with a seven-year term and a three-year cliff vesting period, and RSUs that cliff vest in just under a three-year period. Share options are granted at an exercise price not less than the market value of the non-voting shares, determined in accordance with the Management Plan.  See page 55 for further details.  RSUs are awarded based on the market value of the non-voting shares at the time of grant, determined in accordance with the RSU Plan. See page 62 for further details.

The size of these awards is determined based on an executive’s PVAAM rating and competitive market compensation.  PVAAM is an assessment tool used to evaluate each executive individually in the following areas:

•                  the extent to which an executive has achieved results based on his or her personal performance objectives;

•                  the extent to which an executive has exhibited leadership skills (through living and championing the TELUS values);

•                  the value of that executive to achieving TELUS’ strategy; and

•                  retention risk.

Awards can range from zero for executives with lower PVAAM ratings to an amount that would place the total direct compensation (base + annual cash bonus + ESU awards + RSU/option awards) of the executive at or about the 75th percentile of the comparator group for an executive who is a crucial resource to the Company.

All incentive grants to the CEO require Board approval upon the recommendation of the Committee. Annual grants of options and RSUs to executives other than the CEO are also subject to Board approval.  The CEO first recommends to the Compensation Committee the total value of options and RSUs to be granted to the EVPs, and the Compensation Committee then recommends to the Board the total value of options and RSUs to be granted after considering the recommendation of the CEO. Annual grants of options and RSUs to non-executive management are also determined in the same manner. Discretionary long-term incentive grants to executives other than the CEO require the approval of the Compensation Committee or the Board, as the case may be, upon the recommendation of the CEO.

Determination of actual 2008 RSU and option grants

Previous option grants generally are not taken into account when considering new option grants.  However, given the uncertain economic environment and the Company’s modest performance against targets in 2008, the number of RSUs awarded to each executive was capped at the average number of RSUs granted over the previous four years, effectively reducing the award value due to the decline in share price. This resulted in reductions ranging from 17 to 22 per cent on long-term incentive grants to the executive team for 2008 performance. Annual long-term incentive grants to the named executive officers in 2008 totalled $6.6 million compared to $9.0 million in 2007.

Overall, the Compensation Committee recommended and the Board approved long-term incentives that represented 52.9 per cent of total compensation for all executives in 2008, with the result that total overall at-risk pay accounted for 70.1 per cent of total compensation for them. Total compensation for all executives (base salary and all at-risk compensation) was below the 50th percentile of the selected comparator group.

For the named executive officers, their long-term incentive awards ranged from $625,000 to $4,000,000, as shown in the following table, with total compensation, based on performance, ranging from below the 50th percentile to just above the 50th percentile of the benchmarked comparator group.

	Three-year options value ($)(1)	Three-year RSUs value ($)	Total value ($)
Darren Entwistle	2,500,000	1,500,000	4,000,000
Robert McFarlane	375,000	250,000	625,000
Joe Natale	375,000	250,000	625,000
Kevin Salvadori	375,000	250,000	625,000
Eros Spadotto	450,000	250,000	700,000

(1) Based on Black-Scholes value

To provide a balanced mix of long-term incentives, the February 2009 long-term incentive compensation grant was split between share options that vest in three years and expire in seven years and RSUs that vest in under three years under the RSU plan, and the size of the RSU awards was then reduced as described above.  This split represented an approximate allocation of 62 per cent in options and 38 per cent in three-year vesting RSUs to the named executive officers on a collective basis, based on an estimated after-tax equivalency between the value of the RSUs and options to be granted, using a Black-Scholes valuation.  The total of long-term incentives awarded to the named executive officers for 2008 was 27 per cent lower than in the previous year.

Performance graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS with the cumulative total return on the Toronto Stock Exchange S&P/TSX Composite Index, assuming a $100 investment on December 31, 2003 and reinvestment of dividends.

	Dec 31 2003	Dec 31 2004	Dec 31 2005	Dec 31 2006	Dec 31 2007	Dec 31 2008

TELUS common shares ($)	100	143	193	221	210	165

TELUS non-voting shares ($)	100	147	202	231	219	167

S&P/TSX Composite Index ($)	100	114	142	167	183	123

Given the direct linkage between the various elements of performance and all at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix, and the methodology for determining ESU awards, TELUS executive compensation, by its design, generally follows changes in shareholder return.

As shown in the graph and table above, the annual total return (share price changes plus reinvested dividends) to TELUS shareholders of both common shares and non-voting shares (compared to the 2003 year-end value) consistently out-performed the S&P/TSX Composite Index for the five-year period from 2004 to 2008.   Annual total return to TELUS shareholders also consistently exceeded the percentage change in the combined total compensation paid over the same five-year period to the named executive officers identified in this information circular.  In fact, relative to the S&P/TSX Composite Index, the percentage change in total compensation to the named executive officers was at or below the S&P /TSX Composite Index line for 2004, 2006, 2007, and 2008.  Total compensation paid to the named executive officers declined 22 per cent between 2007 and 2008, while the TELUS total return on its two share classes declined by 21 per cent and 24 per cent over the same period.  In contrast, the S&P/TSX Composite Index declined 33 per cent over this same period.

Share ownership guidelines

Share ownership guidelines were introduced for the executive leadership team members in 2002 to provide a further link between the interest of executives and shareholders, thereby demonstrating the ongoing alignment of executives’ interests with the interests of shareholders.

The current share ownership guidelines, as outlined in the below table, are determined solely on the basis of the number of Company shares the executive beneficially owns either directly or indirectly.  In the Company’s view, shares purchased by an executive using his or her own funds more precisely and demonstrably measure the executive’s commitment to the Company through chosen investment in the Company.

Current share ownership guidelines
CEO	3x annual base salary
EVPs	1x annual base salary

The guidelines have been met by all current executives in 2008 other than a member newly appointed in late 2007 who has three years to reach the target. Four members of the executive team who met the ownership guidelines earlier in the year fell below the guidelines as at December 31, 2008 solely due to share price fluctuations.  Given that circumstance, those executives were not required to top up their share ownership before the 2008 year-end.  Management will continue to report to the Compensation Committee on these guidelines and share price fluctuations in 2009. The Company prohibits executives and certain senior management from engaging in short selling or trading in puts, calls or options in respect of TELUS securities.

Executive shareholdings summary

The following table shows total TELUS shareholdings held by each named executive officer (as set out in the executive compensation summary table on pages 41 and 42), dollar value of shareholdings and share ownership level (dollar value to base salary ratio), as at December 31, 2008 (see share ownership guidelines above).

Name	TELUS equity (common shares/non- voting shares/ESUs/RSUs) (1)	Dollar value of equity ($)(2)	Dollar value of shareholdings ($)(3)	Share ownership level as a multiple of base salary

Darren Entwistle	209,210/ - / - /159,562(4)	13,345,050	7,776,336	6.35
Robert McFarlane	- /113,329/4,638/24,181	4,960,965	3,955,182	7.91
Joe Natale	9,571/6,724/6,473/26,572	1,743,692	590,422	1.12
Kevin Salvadori	5,054/41,713/4,581/26,778	2,738,070	1,643,641	3.75
Eros Spadotto	9,405/1,699/3,556/31,273	1,624,411	408,879	0.97

(1)                                     Excludes any non-voting shares that may be acquired by an executive in 2009 in payment of ESUs that vested in 2008.

(2)                                     At the close of trading on December 31, 2008 the market price of common shares was $37.17 and the market price of non-voting shares was $34.90.

(3)                                     Excludes all RSUs and ESUs.

(4)                                     For the purpose of year-end financial planning, Mr. Entwistle converted his investment in TELUS non-voting shares into common shares through a series of trades conducted in late December 2008.  Mr. Entwistle’s total approximate financial investment in TELUS shares remained unchanged as he sold and then bought back approximately $6.2 million of TELUS shares for his personal account.  In February 2009, Mr. Entwistle further increased his TELUS shareholdings beyond the amounts shown in the table.

Conclusion

The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive leadership team to make a positive contribution to the Company’s overall success, thereby enhancing the value of the Company for its shareholders.

Signed, members of the Human Resources and Compensation Committee

Charlie Baillie (Chair)	John Butler

John Lacey

Executive compensation overview

Executive Compensation Tables

						Non-equity incentive plan compensation							Estimated after-
								Long term					tax value of
Name and principal position	Year	Salary	Share-based awards		Option-based awards(3)	Annual incentive plans		incentive plans	Pension value	All other compensation(4)		Total compensation	total compensation(5)
Darren Entwistle	2008	$1,225,000	$1,819,900	(1)	$2,500,000	$451,413		n/a	$840,000	$52,903	(4)	$6,889,216	$4,426,627
President & CEO	2007	$1,225,000	$4,283,575	(1)	$1,250,000	$633,325		n/a	$999,000	$22,617		$8,413,517	$5,310,338
	2006	$1,180,000	$4,475,550	(1)	$0	$675,550		n/a	$569,000	$48,300		$6,948,400	$3,911,949
Robert McFarlane	2008	$500,000	$371,359		$375,000	$171,250		n/a	$333,000	$1,151	(4)	$1,751,760	$1,068,178
Executive Vice-President & CFO	2007	$500,000	$866,256		$325,000	$227,000		n/a	$350,000	$10,000		$2,278,256	$1,353,671
	2006	$500,000	$645,063		$387,500	$257,563		n/a	$336,000	$7,667		$2,133,793	$1,285,994
Joe Natale	2008	$525,000	$359,011	(2)	$375,000	$153,825	(2)	n/a	$305,000	$2,015	(4)	$1,719,851	$1,011,752
Executive Vice-President and	2007	$525,000	$990,645		$400,000	$226,275		n/a	$328,000	$0		$2,469,920	$1,420,990
President, Business Solutions	2006	$525,000	$680,250		$412,500	$267,750		n/a	$213,000	$0		$2,098,500	$1,224,091
Kevin Salvadori	2008	$438,333	$352,664		$375,000	$144,869		n/a	$226,000	$10,451	(4)	$1,547,317	$953,077
Executive Vice-President, Business	2007	$400,000	$811,491		$225,000	$162,000		n/a	$0	n/a		$1,598,491	$949,113
Transformation & Technology Operations	2006	$400,000	$725,300		$350,000	$0		n/a	$0	n/a		$1,475,300	$907,069
Eros Spadotto	2008	$420,000	$354,025		$450,000	$146,790		n/a	$244,000	$2,015	(4)	$1,616,830	$973,665
Executive Vice-President,	2007	$400,000	$500,983		$350,000	$179,200		n/a	$0	n/a		$1,430,183	$850,163
Technology Strategy	2006	$400,000	$889,316		$1,403,332	$187,650		n/a	$0	n/a		$2,880,298	$1,873,552

(1) Amounts for Mr. Entwistle include the ESU grant that was awarded in cash.

(2) Does not reflect that Mr. Natale took one-third of his annual cash bonus in ESUs.

(3) The value of these awards has been determined using a Canadian Modified Black-Scholes treatment as developed by Hewitt Associates.  This determination of the compensation value of awards reflects the preferred tax treatment available for gains from stock options versus employment income.  It adds a premium to the Black-Scholes value of the option when compared to the value used for accounting purposes.

(4) For 2008 all named executive officers received telecommunications concession gross ups, which are reflected in this column.

(5) Estimated after-tax value of total compensation assumes the highest marginal income tax rate for the province in which the respective named executive officer resides, and without deductions that might further reduce tax liability.  The impact of income tax on 2008 salary and annual cash bonus received by each named executive officer is as follows:

•                  Darren Entwistle (after reflecting the payment of ESU award in cash): before tax $1,996,313; after tax $1,123,924

•                  Robert McFarlane: before tax $ 671,250; after tax $ 377,913

•                  Joe Natale (after reflecting the payment of one-third of his annual cash bonus in ESUs): before tax $ 627,550; after tax $ 337,559

•                  Kevin Salvadori: before tax $ 583,202; after tax: $ 328,342

•                  Eros Spadotto: before tax: $ 566,790; after tax: $ 304,876.

Share-based awards, option-based awards and pension value are all incomes which will be taxed when received in the future.  For the purpose of this calculation, the Black-Scholes value of option-based awards as at the grant date has been reduced by income tax at the marginal tax rate on 50 per cent of the value, while the market value of share-based awards (ESUs and RSUs) as at the grant date have been reduced by income tax at the marginal tax rate.

Incentive plan awards

The following table summarizes all option and share-based awards outstanding at the end of December 31, 2008 for each named executive officer.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options($)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested($)
Darren Entwistle	140,200 122,350	42.96 43.96	02/15/2013 02/28/2015	—	159,562	5,568,714
Robert McFarlane	44,500 44,109 50,000 15,200 26,300 43,580 21,600 31,810	14.86 34.88 24.00 35.56 42.96 46.06 56.61 43.96	02/12/2010 03/01/2011 02/13/2012 02/16/2012 02/15/2013 03/09/2013 02/28/2014 02/28/2015	1,437,662	28,819	1,005,783
Joe Natale	22,000 15,800 16,800 38,870 28,900 23,000 39,150	22.41 24.79 35.56 45.40 42.26 56.61 43.96	07/02/2010 02/11/2011 02/16/2012 11/24/2012 02/15/2013 02/28/2014 02/28/2015	434,518	31,268	1,091,253
Kevin Salvadori	25,000 39,282 11,700 62,500 11,700 38,870 24,500 19,500 22,020	23.75 38.19 24.79 24.00 35.56 45.40 42.96 56.61 43.96	10/06/2010 10/20/2010 02/11/2011 12/31/2011 02/16/2012 11/24/2012 02/15/2013 02/28/2014 02/28/2015	1,078,287	31,359	1,094,429
Eros Spadotto	52,368 12,500 12,500 85,530 19,500 34,260	38.19 24.79 35.56 43.43 56.61 43.96	10/20/2010 02/11/2011 02/16/2012 12/15/2012 02/28/2014 02/28/2015	126,375	34,829	1,215,532

The following table summarizes the value of all option and share-based awards vested or earned for each named executive officer during the 2008 fiscal year.  The terms of all plan-based awards under which options or other share-based awards are granted or vested are discussed on pages 54 to 62.

Name	Option-based awards — value vested during the year ($)	Share-based awards — value vested during the year(1) ($)	Non-equity incentive plan compensation — value earned during the year(2) ($)
Darren Entwistle	—	4,027,327	—
Robert McFarlane	82,232	796,691	—
Joe Natale	90,888	936,167	—
Kevin Salvadori	63,297	785,301	—
Eros Spadotto	—	—	—

(1) Table reflects closing price of non-voting shares on vesting date, but share-based awards are paid out based on volume-weighted average trading price.  See pages 61 and 62 for details.

(2) This information appears in the tables on pages 41 and 42.

TELUS PENSION PLAN

TELUS retirement plan benefits

The TELUS Supplementary Retirement Arrangement (SRA) establishes an overall retirement income benefit, which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.  Named executive officers participate in the Company’s contributory registered pension plans.  The SRA for the participating named executive officers supplements these plans by proving a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service to a maximum of 35.

Pensionable remuneration is base salary increased by a fixed 60 per cent for annual cash bonus for the CEO, and by 50 per cent for the participating named executive officers other than the CEO.   As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered company pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65.  Early retirement is permitted as early as age 55 if the member has at least 10 years of pensionable service.  Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of service granted).  Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

Name	Number of years credited service (1) (#)	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory ($)	Non- compensatory ($)	Accrued obligation at year end ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end	At age 65
		(c1)	(c2)
Darren Entwistle	10 years and 10 months	not yet eligible for retirement	419,000	3,298,000	840,000	(1,353,000)	2,785,000
Robert McFarlane	12 years and two months	not yet eligible for retirement	183,000	1,496,000	333,000	(541,000)	1,288,000
Joe Natale	seven years and 10 months	not yet eligible for retirement	123,000	824,000	305,000	(382,000)	747,000
Kevin Salvadori	two years	not yet eligible for retirement	25,000	—	226,000	(88,000)	138,000
Eros Spadotto	two years	not yet eligible for retirement	24,000	—	244,000	(74,000)	170,000

(1) The pension benefit for Messrs Spadotto and Salvadori will not vest until they meet the two-year vesting requirement of the SRA on December 31, 2009.

Granting of extra years of credited service

The SRA permits the Company to grant additional years of service. This is common industry practice to assist with both the attraction and retention of executives.

The employment agreements with Messrs. Entwistle, McFarlane, Natale, Salvadori and Spadotto all provide that they will accrue two years of pensionable service under the SRA for each full year of employment, in the time periods noted on page 53 below.  The additional pensionable service is not counted when determining early retirement adjustments to pensions and is not used for any other non-pension compensation elements that might be dependent on service.  The additional pensionable service accrued to December 31, 2008 is included in column (b) in the above table.

Recognition of past service

In 2008, the Company implemented a mechanism to migrate four executives, including Messrs. Salvadori and Spadotto, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA.  For these individuals, arrangements were made to recognize past TELUS service within the SRA but only if they remain employed with TELUS on December 31, 2010 at which time such service will be included in column (b) in the above table.  This delay feature in the vesting of past service provides an additional component of retention and recognition.  This obligation is not reflected in the above table as it will only come into effect when the benefit vests on December 31, 2010.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and pensionable service to the assumed retirement age of 60.  Key economic assumptions are disclosed in the Notes to the 2008 audited consolidated financial statements under item 13 — Employee Future Benefits.  Mortality rates after age 60 are assumed to follow the 1994 Uninsured Pensioner Mortality Table Projected to 2015 using Projection Scale AA; mortality, withdrawal, disability and retirement rates prior to retirement are assumed to be zero.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, plus any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises two parts:

•                  the change in accrued obligation due to the change in assumptions (the discount rate was increased from 5.5 per cent in 2007 to 7.25 per cent in 2008), plus

•                  the employee contributions for the year.

Annual benefits payable

Annual benefits payable are shown in column c1 (at year-end) and c2 (at age 65) in the table on page 45.  These amounts are based on credited service and pensionable earnings at the end of the most recently completed financial year.  Column c2 shows the amount that would be payable at age 65, while column c1 shows the amount, if any, that would be currently payable (i.e. if the executive is currently eligible for early retirement).

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over.

Pension plan table

2008

	Years of service
Remuneration ($)	10	15	20	25	30

500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

(1)  The compensation covered by the SRA for each of the participating named executive officers is based on his/her respective salary shown in the executive summary compensation table plus 60 per cent for the CEO and 50 per cent for each of the other participating named executive officers.

(2)  The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

(3)  The pension at retirement at age 60 with less than 15 years’ service will be reduced.

(4)  The above benefits are not offset by any Canada Pension Plan /Quebec Pension Plan payments.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with each of the named executive officers.  Other than compensation, the agreements provide for the following key provisions:

Severance on termination of employment

Employment of an executive may be terminated by any of the following means:

•                  resignation by the executive;

•                  termination by the Company for cause;

•                  termination by the Company without just cause;

•                  retirement of the executive; or

•                  death or disability of the executive.

An executive is required to give to the Company at least three months’ notice of resignation.  On receiving that notice, the Company may instead elect to earlier terminate the executive during that three-month period by paying to the executive the base salary for the abridged work period.  No severance is payable if an executive were terminated for cause.

If the employment of the executive were terminated without just cause, the executive will be paid a severance in the amount outlined in the tables below, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual cash bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were terminated by reason of death, the executive’s estate will receive 50 per cent of the executive’s base salary in lieu of any annual cash bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

In the event of disability, an executive is entitled to receive the base salary for a period of 18 months along with any annual cash bonus that would have become payable to the executive during that 18-month period (24 months in the case of Messrs. Entwistle and McFarlane), but only for those days during that 18-month period when the executive does not receive any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium and long-term incentives on the termination of employment are set forth in the plan texts for the Management Plan, RSU Plan and ESU Plan.  See pages 54 to 62 for a description.

The below table sets out the compensation and benefits that would be payable by the Company to each named executive officer, pursuant to their employment agreements and the applicable incentive plan texts, if the executive were terminated as of December 31, 2008 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement.  It also sets out the amounts that may be payable to each named executive officer upon a change of control as at December 31, 2008.  The amounts payable are not subject to reduction as a result of alternate employment acquired by the executive after his employment with the Company ceases.

Darren Entwistle — President and CEO

Executive payouts & benefits upon termination as of December 31, 2008	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	2,450,000		—	—
Variable pay cash	—		—	1,274,550		—	—
Total cash compensation	—		—	3,724,550	(3)	—	—

Medium-term incentives (ESUs)	—		—	—	(4)	—	—	(5)

Long-term incentives
Options	—		—	—	(6)	—	—	(7)
RSUs(8)	—		—	—		—	5,568,714	(7)

Total long-term incentives	—	—	—		—	5,568,714	(7)

Benefits	—	—	208,618	(9)	—	—
Continued accrual of pension service	—	—	1,034,000		—	—
Total compensation and benefits payable	—	—	4,967,168		—	5,568, 714

Notes:

(1)            All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2008.

(2)            The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($306,250 assuming a three-month period).

(3)            Payable within 30 days of termination.

(4)            In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text. This amount was nil as at December 31, 2008 as the CEO does not have any ESUs.

(5)            All unvested ESUs will vest immediately upon a change of control as defined in the plan text.  This amount was nil as at December 31, 2008 as the CEO does not have any ESUs.

(6)            The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(7)            All unvested options and unvested RSUs will vest immediately upon a change of control as defined in the respective plan texts.  The option amount is nil as all unvested options held by the executive were not in-the-money as at December 31, 2008.

(8)            In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)            Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35% of a maximum of 6% of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and monthly car allowance.

Robert McFarlane — EVP and Chief Financial Officer

Executive payouts & benefits upon termination as of December 31, 2008	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base Salary	—	(2)	—	1,000,000		—	—
Variable pay cash	—		—	500,000	(3)	—	—
Total cash compensation	—		—	1,500,000	(4)	—	—

Medium-term incentives	—		—	161,845	(5)	—	161,866	(6)

Long-term incentives
Options	—		—	—	(7)	—	—	(6)
RSUs(8)	—		—	—		—	843,917	(6)
Total long-term incentives	—		—	—		—	843,917	(6)

Benefits	—		—	92,102	(9)	—	—
Continued accrual of pension service	—		—	394,000		—	—
Total compensation and benefits payable	—		—	2,147,947		—	1,005,783

Notes:

(1)            All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2008.

(2)            The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($125,000 assuming a three-month period).

(3)            Fifty per cent of base salary in lieu of annual cash bonus for 24 months.

(4)            Payable within 30 days of termination.

(5)            In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)            Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2008.  The option amount is nil as all unvested options held by the executive were not in-the-money as at December 31, 2008.

(7)            The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)            In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)            Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35% of a maximum of 6% of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Joe Natale — EVP and President, Business Solutions

Executive payouts & benefits upon termination as of December 31, 2008	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	787,500		—	—
Variable pay cash(3)	—		—	393,750	(3)	—	—
Total cash compensation	—		—	1,181,250	(4)	—	—

Medium-term incentives	—		—	163,895	(5)	—	225,908	(6)

Long-term incentives
Options	—		—	—	(7)	—	—	(6)
RSUs(8)	—		—	—		—	927,363	(6)
Total long-term incentives	—		—	—		—	927,363	(6)

Benefits	—		—	75,939	(9)	—	—
Continued accrual of pension service	—		—	125,000		—	—
Total compensation and benefits payable	—		—	1,546,084		—	1,153,271

Notes:

(1)            All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2008.

(2)            The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($131,250 assuming a three-month period).

(3)            Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)            Payable within 30 days of termination.

(5)            In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)            Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2008.  The option amount is nil as all unvested options held by the executive were not in-the-money as at December 31, 2008.

(7)            The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)            In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)            Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35% of a maximum of 6% of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Kevin Salvadori — EVP, Business Transformation and Technology Operations

Executive payouts & benefits upon termination as of December 31, 2008	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base Salary	—	(2)	—	712,500		—	—
Variable pay cash	—		—	356,250	(3)	—	—
Total cash compensation	—		—	1,068,750	(4)	—	—

Medium-term incentives	—		—	159,858	(5)	—	159,877	(6)

Long-term incentives
Options	—		—	—	(7)	—	—	(6)
RSUs(8)	—		—	—		—	934,552	(6)
Total long-term incentives	—		—	—		—	934,552	(6)

Benefits	—		—	69,671	(9)	—	—
Continued accrual of pension service	—		—	120,000		—	—
Total compensation and benefits payable	—		—	1,418,279		—	1,094,429

Notes:

(1)            All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2008.

(2)            The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($118,750 assuming a three-month period).

(3)            Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)            Payable within 30 days of termination.

(5)            In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)            Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2008. The options amount is nil as all unvested options held by the executive were not in-the-money as at December 31, 2008.

(7)            The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.

(8)            In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)            Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35% of a maximum of 6% of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Eros Spadotto — EVP, Technology Strategy

Executive payouts & benefits upon termination as of December 31, 2008	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	630,000		—	—
Variable pay cash	—		—	315,000	(3)	—	—
Total cash compensation	—		—	945,000	(4)	—	—

Medium-term incentives	—		—	124,131	(5)	—	124,104	(6)

Long-term incentives
Options	—		—	—	(7)	—	—	(6)
RSUs(8)	—		—	—		—	1,091,428	(6)
Total long-term Incentives	—		—	—		—	1,091,428	(6)

Benefits	—		—	70,978	(9)	—	—
Continued accrual of pension service	—		—	200,000		—	—
Total compensation and benefits payable	—		—	1,340,109		—	$1,215,532

Notes:

(1)            All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2008.

(2)            The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($105,000 assuming a three-month period).

(3)            Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)            Payable within 30 days of termination.

(5)            In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)            Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2008. The option amount is nil as all unvested options held by the executive were not in-the-money as at December 31, 2008.

(7)            The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the able as they may be exercised at any time.

(8)            In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)            Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35% of a maximum of 6% of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Change of control

The Management Plan, RSU Plan and ESU Plan contain change of control provisions that are applicable to all employees including the named executive officers.  See pages 54  to 62 for a full description of these provisions and their effect.

The employment agreements of the named executive officers, other than the CEO, do not contain any change of control provisions.  As previously disclosed, the employment contract of Mr. Entwistle  provides that upon a change of control, as defined in the same manner as the Management Plan, all of the then unvested stock options, ESUs and RSUs held by Mr. Entwistle will vest immediately.  This provision was approved by the Board in 2006, based on the recommendation of the Compensation Committee.  In making its recommendation, the Compensation Committee considered industry practices provided by the compensation consultant, and concluded that such an arrangement is within industry norm for CEOs and is appropriate.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

Additional pensionable service

The agreements with Messrs. Entwistle, McFarlane, Natale, Salvadori and Spadotto provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below.  The additional service would not be counted for purposes of determining early retirement discounts to pension and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 45, the Company implemented a mechanism to migrate Messrs. Salvadori and Spadotto from the group RRSP pension arrangements to participation in the registered defined benefit pension plan and the SRA.  The employment agreements for each of them were amended accordingly to reflect this change.

Named executive officer	Employment period

D. Entwistle	September 1, 2006 to September 1, 2011

R. McFarlane	January 1, 2005 to January 1, 2010

J. Natale	September 1, 2006 to September 1, 2011

K. Salvadori	January 1, 2008 to January 1, 2013

E. Spadotto	January 1, 2008 to January 1, 2013

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006.  In compliance with the July 30, 2002 enactment of the Sarbanes-Oxley Act, no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified, since July 30, 2002.

From time to time, the Company may have notional indebtedness outstanding for brief periods from non-executive team members with respect to the cashless exercise of their options.

Summary of TELUS’ equity compensation plans

The Company has a number of equity compensation plans, and other compensation plans which are also tied to the performance of equity but do not fall within the TSX definition of equity compensation plans. For simplicity, this section has grouped all such plans together and provides a number of at-a-glance tables to highlight the key features and impact of these plans.

More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

Name	New equity grants being issued	TELUS securities issuable from treasury
Management Plan	Yes	Yes
Directors Share Option and Compensation Plan (the Directors Plan)	Yes, but only regarding DSUs	Yes for outstanding options No for DSUs
RSU Plan	Yes	No
ESU Plan	Yes	No
TELUS Corporation Employee Stock Option Plan (the Team TELUS Plan)	No	Yes
TELUS Corporation Share Option Plan for Former Clearnet Optionholders (the TELUS/Clearnet Plan)	No	Yes

The following table provides information as at December 31, 2008 on the common and non-voting shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2008, the dilution as a result of total stock option reserves was approximately 4.96 per cent of all outstanding common and non-voting shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by securityholders	432,361	35.65	Nil
Equity compensation plans not approved by securityholders	9,720,955	39.39	5,591,816
Total	10,153,316	39.23	5,591,816

Active share equity plans

TELUS Management Share Option Plan

While stock options remain outstanding and exercisable under a number of equity compensation plans, the Management Plan is the only equity compensation plan of the Company under which the Company continues to grant options. Since January 1, 2001, all option grants have related to non-voting shares.

Management Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Compensation Committee.
Term	Maximum term is 10 years from the grant date. Currently, options are typically granted with seven-year terms.
Expiry	Unless otherwise determined by the Compensation Committee, upon the earliest of:
	•	resignation of employment by a participant (other than retirement or by reason of disability);
	•	90 days after termination of employment without just cause;
	•	termination of employment of the participant for just cause;
	•	12 months after the death of a participant, for options that have vested on death or within 12 months of death; or
	•	the end of the option term.
Vesting	To be determined at the time of grant. Since 2003, most grants are cliff-vesting three years after the grant date.
Exercise price	Pre-November 2006:
	•	weighted average trading price of the underlying shares on the last business day before the grant date.
Post-November 2006:
	•	arithmetic average of the daily weighted average trading price on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 56.
Assignability	Not assignable.
Ownership restrictions	•

The number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS equity compensation plans, cannot exceed five per cent of TELUS’ issued and outstanding shares.

• A majority of the options granted under this plan cannot be granted to insiders.
•

Insiders, as a group, are not permitted to hold options under this plan that, together with any options under any other equity compensation plans, exceed 10 per cent of TELUS’ issued and outstanding shares.

Total number of shares reserved for further options as of March 10, 2009	The Company has reserved 13,991,031 shares for further option grants representing 4.40 per cent of TELUS’ issued and outstanding shares.
Options outstanding as of March 10, 2009

Options to purchase 8,619,054 non-voting shares representing 2.71 per cent of TELUS’ issued and outstanding shares.

Options to purchase 395,761 common shares representing 0.12 per cent of TELUS’ issued and outstanding shares.

Number of options held by insiders as of March 10, 2009	Options for 205,484 common shares and options for 1,561,197 non-voting shares or 17.40 per cent of the total number of options outstanding under all TELUS plans.

The Management Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Plan and the Directors Share Option and Compensation Plan (see next section for details). The purpose of the Management Plan is to strengthen retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS’ shares.

Other features

The Management Plan contains three different methods under which exercised options may be settled by cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and dilution to shareholders.  These three different methods, introduced at different times, apply to different sets of options issued under the Management Plan, and contain different terms.

Option purchase rights

For certain options outstanding on January 1, 2001, the Management Plan permits the participant to elect to receive in cash the difference between the market price of the shares under option and the exercise price. The market price for this purpose is the average trading price on the TSX for the last business day before the determination of the price. The Company may override the election and require that the shares be purchased.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the optionholder to receive non-voting shares or common shares, as applicable, in settlement for the exchanged options. The number of shares to be issued is obtained by multiplying i) the number of options exercised by ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the applicable shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange will be added back to the applicable reservation of shares under the Management Plan.

Cash settlement feature

The Management Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company (cash settlement feature). An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and, pursuant to an amendment approved in 2008 (see below page 57), the shares underlying these options will be added back to the share reservation.

Change of control

The Management Plan contains change of control provisions (the Change of Control Provisions).  Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS; (ii) a formal takeover bid being made for TELUS’ voting securities; (iii) any acquisition of 35 per cent or more of TELUS’ voting securities

(excluding acquisitions by a subsidiary, the Company or any underwriter); (iv) any transaction involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity; or (v) any transactions that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

Upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria; (ii) accelerate the vesting of the options; (iii) make a determination as to the market price for the purpose of further actions with respect to the options; (iv) arrange for cash or other compensation in exchange for a surrender of any options; or (v) make any other determinations as appropriate.

If the Board does not take any of the above actions, the following will occur by default upon a change in control: (i) in the event of a takeover bid, all unvested options will vest for the purpose of a participant exercising the options and depositing the shares received on exercise to the takeover bid, but any shares not deposited to the takeover bid will be cancelled and the options will be reinstated as unvested options; or (ii) in any other case, all unvested options will vest.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Plan at any time, provided that such amendment is not prejudicial to any existing option holders. This power includes the right to amend the vesting of any option and the right to extend the termination date of any option to a date that is not beyond the original expiry date.  Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not reduce in the share reservation the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine exercise price of options, addition of any right permitting a change of the price of any outstanding options, and any material expansion of the type of awards available under the plan.

2008 amendments to Management Plan

The Company made several amendments to the Management Plan in 2008.  All of these amendments received the approval of the TSX and the approval of the Company’s shareholders at the Company’s annual and special meeting held on May 8, 2008.

Housekeeping amendments

The Company made three housekeeping amendments to the Management Plan, all of which were immaterial and reflected the Company’s then current practices and interpretation of the Management Plan. The first two amendments clarified that shareholder approval is required for amendments to the Management Plan to extend the termination date of any option beyond its original expiration date or to permit any transfer of options other than by will or applicable laws.  The third amendment clarified the limitation that the number of common and non-voting shares issued to insiders within any one-year period, and issuable to insiders at any time, cannot exceed 10 per cent of the issued and outstanding common and non-voting shares.

Return of unissued shares to reserve

The Company amended the Management Plan in 2008 to permit the shares underlying any option surrendered upon the cash settlement of designated options (a feature first adopted in 2006 with TSX approval) to be added back to the reserve under the Management Plan and to become available for future option grants.

Option term extension

TELUS has an insider trading policy that prohibits TELUS employees and other insiders from trading in the Company’s securities when it is prohibited under securities law.  Since trading bans may be imposed suddenly and without much notice in response to unexpected events, option holders who acquire insider information, as part of the performance of their duties in the interests of the Company, suffer financially if they are prohibited from exercising options that will expire during a trading ban. The TSX has acknowledged that insiders and employees of issuers should not be disadvantaged, and permits issuers to amend their option plans to extend the term of options that will expire during or soon after a trading ban, to a date up to 10 trading days after the end of the trading ban. To ensure that participants in the Company’s option plans are not treated unfairly in serving the interests of the Company, the Company amended all outstanding share option plans to provide that if an option expires or terminates (other than by reason of any termination of the employment of the option holder for cause) during, or within nine trading days following, a trading ban, the expiry date of the option will be extended to the end of the 10th trading day following the end of the trading ban (the Option Term Expiration Amendment).  The plans amended were:

•                  the BC TELECOM Share Option Plan;

•                  the Management Plan;

•                  the TELUS Corporation Directors Share Option and Compensation Plan;

•                  the TELUS Corporation Employee Stock Option Plan; and

•                  the TELUS Corporation Share Option Plan for former Clearnet Optionholders.

Directors Share Option and Compensation Plan (the Directors Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of the shareholders. Although options remain outstanding under the Directors Plan, the Board discontinued granting options to directors in 2003 and the share reservation under this plan is only sufficient to meet the exercise of the outstanding options. The Directors Plan also provides that a director may elect to receive his or her annual retainer and meeting fees in DSUs, shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	Maximum term is 10 years from date of grant for options. DSUs do not have a fixed term.
Expiry	For options, earliest of:
• 12 months after the participant ceases to be a director due to death;
• immediately upon a participant becoming a director, officer or employee of a competitor after he or she ceases to be a TELUS director; or
• the expiry date of the option, whether or not the participant is a director at that time.
DSUs are paid out and expire when a director ceases to be a director for any reason.
DSU payout amount	Number of DSUs multiplied by the then applicable market price for applicable shares.
Vesting	All options have vested.
Change of control	No.
Exercise price

For options, determined at the time of grant, but cannot be less than the market price of applicable shares at the time of grant.

DSUs, when granted, are based on weighted average trading price of non-voting shares (or common shares for DSUs held before January 2001) on the grant date.

Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options and DSUs outstanding as of March 10, 2009	Options to purchase 36,600 common shares and 30,300 non-voting shares representing 0.02 per cent of TELUS’ issued and outstanding shares. 12,139 common DSUs and 266,321 non-voting DSUs.

Other features

For options outstanding on January 1, 2002, the Directors Plan permits the director to elect to receive in cash the difference between the market price of the common shares exercised and the exercise price. The common shares are not added back to the reservation if this election is selected. The Company may override the election and require that the common shares be issued from treasury in their entirety. The Directors Plan also contains a cash settlement feature.

DSUs are credited with dividends paid on the Company’s shares. If a participant elects to be paid out in shares, non-voting shares are acquired by the plan administrator in the open market for the participant. In 2006, the ability of the Company to issue shares from treasury in that circumstance was cancelled.

Amendment procedure

Subject to any regulatory or required shareholder approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination.  This power includes the right to amend the vesting of any option or the waiver of any conditions with respect to DSUs and the right to extend the termination date of any option to a date that is not beyond the original expiry date. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature which does not reduce in the share reservation the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine exercise price of options, the addition of any right permitting a change of the price of any outstanding options, and any material expansion of the type of awards available under the plan.

2008 amendments to Directors Plan

In 2008, the Company made the Option Term Expiration Amendment for the Directors Plan.   See page 57. This amendment was approved by the shareholders of the Company at its annual and special meeting held on May 8, 2008.

In December 2008, with the approval of the TSX, the Company also amended the Directors Plan in light of certain U.S. income tax rule changes, in order to enable TELUS directors who are subject to U.S. taxation to comply with the deferred compensation rules set out under the U.S. Jobs Creation Act. In particular, the amendments clarified: 1) the deadline by which directors must provide to the Company their elections regarding the form of payment for their annual retainers and meeting fees; 2) the timing of the payout of DSUs after a director ceases to be a director of TELUS; and 3) the treatment of DSUs where there are inconsistent requirements between Canadian and U.S. tax rules. These amendments did not require shareholder approval.

Other existing share equity plans

In addition to the foregoing, there are two other plans under which options to acquire TELUS shares remain outstanding, although no further options are being granted under any of these plans.

TELUS Corporation Employee Stock Option Plan (the Team TELUS Plan)

The Company established the Team TELUS Plan in 2001, which provided for 100 options to be granted, from time to time, to eligible participants. Under the terms of the Team TELUS Plan, all eligible employees received the same number of options. The Company made grants to eligible employees under this plan in 2001, 2002 and 2003 and discontinued option grants under it in 2004.

Team TELUS Plan at a glance

Term	Description
Participants	Eligible regular, part-time, casual and temporary employees of TELUS, other than those who were eligible to receive grants under the Management Plan.
Term	Maximum term is 10 years from date of grant.
Expiry	The earliest of:
• the day of any voluntary termination of employment by a participant, or the day a participant is terminated for just cause;
• three years after the date of normal retirement of a participant;
• 12 months after the date of death or disability of a participant;
• 90 days after termination of a participant’s employment without cause (or the sale of the subsidiary, if applicable); or
• the end of the option term.
Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price	The weighted average trading price of the Company’s non-voting shares on the trading day immediately before the grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options outstanding as of March 10, 2009	Options to purchase 1,041,300 non-voting shares representing 0.33 per cent of TELUS’ issued and outstanding shares.

Other features and amendment procedure

The Team TELUS Plan has a cash settlement feature.  Effective June 2007, in accordance with TSX rules, the Board may not amend the Team TELUS Plan without shareholder approval.

2008 amendments to Team TELUS Plan

In 2008, the Company made the Option Term Expiration Amendment for the Team TELUS Plan. This amendment was approved by the shareholders of the Company at its annual and special meeting held on May 8, 2008. See page 57.

TELUS Corporation Share Option Plan for Former Clearnet Optionholders (the TELUS/Clearnet Plan)

In 2000, the Company put in place the TELUS/Clearnet Plan for former employees of Clearnet Communications Inc. (Clearnet) upon the acquisition of Clearnet on October 20, 2000. Under the plan, holders of options under Clearnet’s option plan who continued to be employees of TELUS were given the right to exchange their Clearnet options for options under the TELUS/Clearnet Plan. No further options are being issued under this plan.

TELUS/Clearnet Plan at a glance

Term	Description
Participants	Holders of options under Clearnet’s option plan who continued to be employees of TELUS.
Term	Maximum term is 10 years from date of grant.
Expiry	The earliest of
• six months after the date of voluntary termination of employment by a participant or the date of termination of employment without just cause;
• three years following the date of normal retirement or disability;
• the date of termination of employment for just cause;
• 12 months after the death; or
• the original expiry date of the option as granted by Clearnet (which was 10 years from the date of grant).
Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price	Reflected the exchange ratio at which TELUS acquired the common shares of Clearnet. Determined by subtracting from:
(a) the market price of TELUS’ non-voting shares on October 20, 2000
(b) the amount obtained by dividing the difference between the market price of Clearnet common shares on October 20, 2000 and the exercise price of the options under Clearnet’s plan, by 1.636.
Assignability	Not assignable.
Options outstanding as of March 10, 2009	Options to purchase 30,301 non-voting shares representing 0.01 per cent of TELUS’ issued and outstanding shares.

Other features and amendment procedure

The TELUS/Clearnet Plan has a cash settlement feature.  Effective June 2007, in accordance with TSX rules, the Board may not amend the TELUS/Clearnet Plan without shareholder approval.

2008 amendments to TELUS/Clearnet Plan

In 2008, the Company made the Option Term Expiration Amendment for the TELUS/Clearnet Plan. This amendment was approved by the shareholders of the Company at its annual and special meeting held on May 8, 2008.  See page 57.

BC TELECOM Share Option Plan

All outstanding options under this plan were either exercised or had expired during the past twelve months, and no options have been granted under this plan for many years.

Other compensation plans

Executive Stock Unit Plan

As noted on page 36, the ESU Plan is a medium-term incentive plan that awards ESUs that are pegged to the value of TELUS’ non-voting shares.

ESU Plan at a glance

Term	Description
Participants	Members of the executive team and senior management as approved by the Compensation Committee.
Vesting

•     Vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals; and

•     All ESUs vest and are paid out before the end of the second year after the grant year.

Change of control	Yes. See page 56.
Payout amount

Arithmetic average of the daily weighted average trading price of non-voting shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee, and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•     for vested ESUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability); all unvested ESUs forfeited immediately upon such resignation;

•     vested and unvested ESUs forfeited immediately on termination of employment for just cause;

•     60 days after termination of employment without just cause for both vested and unvested ESUs;

•     60 days after retirement or termination as a result of disability for all vested and unvested ESUs;

•     60 days after the death of participant, for all vested and unvested ESUs; or

•     within 30 days of normal vesting date.

The ESU Plan was first implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.

The participants may elect to take payments under the ESU Plan in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

When dividends on non-voting shares are declared and paid during the life of an ESU, a participant receives an equivalent credit that is converted to additional ESUs in the participant’s account.  These dividend equivalents do not vest unless the ESUs vest.

Change of control

The ESU Plan contains Change of Control Provisions equivalent to those in the Management Plan. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding ESUs into ESUs under a similar plan of a publicly traded successor corporation, the vesting of all unvested ESUs, or the provision of cash or other consideration in exchange for cancelling outstanding ESUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding ESUs will vest as set out for each defined change of control. For details, see the description of the Change of Control Provisions of the Management Plan on page 56.

2008 amendments

In December 2008, the Company amended the ESU Plan in light of certain U.S. income tax rule changes, in order to enable TELUS employees who are subject to U.S. taxation to comply with the deferred compensation rules under the U.S. Jobs Creation Act.  In particular, for plan participants who are U.S. taxpayers, these amendments removed the ability to defer the payment of vested ESUs and the ability to receive any accelerated payout of ESUs upon a change of control of the Company.  TSX and shareholder approvals are not required for these changes.

Restricted Stock Unit Plan

As noted on page 37, the RSU Plan is a long-term incentive plan that awards RSUs that are pegged to the value of TELUS’ non-voting shares.

RSU Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee.
Vesting	Typically, vest and become payable in the second year after the grant year.
Change of control	Yes. See page 56.
Payout amount

Arithmetic average of the daily weighted average trading price of non-voting shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•     for vested RSUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability) – all unvested RSUs forfeited immediately upon such resignation;

•     termination of employment of the participant for just cause - all vested and unvested RSUs forfeited immediately upon such termination;

•     termination of employment without just cause – all vested RSUs shall be paid within 60 days upon termination and all unvested RSUs are forfeited on the date of termination;

•     60 days after retirement or termination as a result of disability for all vested and unvested RSUs;

•     60 days after the death of participant, for all vested and unvested RSUs; or

•     within 30 days of normal vesting date.

The purpose of the RSU Plan is to align the interests of management with those of shareholders and to provide incentive compensation based on the value of non-voting shares. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the RSU Plan in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

When dividends on non-voting shares are paid during the life of a RSU, a participant receives an equivalent credit that is converted to additional RSUs in the participant’s account.  These dividend equivalents do not vest unless the RSUs vest.

Change of control

The RSU Plan contains Change of Control Provisions equivalent to those in the Management Plan and ESU Plan. For details, see the description of the Change of Control Provisions of the Management Plan on page 56.

2008 amendments

In December 2008, the Company amended the RSU Plan in light of certain U.S. income tax rule changes, in order to enable TELUS employees who are subject to U.S. taxation to comply with the deferred compensation rules set out under the U.S. Jobs Creation Act.  In particular, for plan participants who are U.S. taxpayers, these amendments removed the ability to defer the payment of vested RSUs and the ability to receive any accelerated payout of RSUs upon a change of control of the Company.  TSX and shareholder approvals are not required for these changes.

Additional information

Interest of certain persons in matters to be acted upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of the directors.

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2008 and management’s discussion and analysis thereon. Copies of these documents are available upon request to TELUS’ Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company’s public documents are filed with SEDAR and EDGAR and may be found on sedar.com and sec.gov.

Appendix A: Statement of TELUS’ corporate governance practices

TELUS is committed to effective and best practices in corporate governance and regularly assesses emerging best practices. As part of that commitment, TELUS has a philosophy of being an early adopter of best practices. TELUS is also committed to transparent and comprehensive disclosure of its corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS is in full compliance with all Canadian regulations and policies - Policy 58-201 Corporate Governance Guidelines (Governance Guidelines), National Instrument 58-101 Disclosure of Corporate Governance Practices (Governance Disclosure Rule) and the Investor Confidence Rules issued by the Canadian Securities Administrators (CSA). TELUS is also in full compliance with Section 303A of the New York Stock Exchange Governance Standards (the NYSE Governance Rules) including certain elements that are not legally required of TELUS.

TELUS’ efforts in corporate governance and reporting continue to be externally recognized. Awards received for 2008 included, for the second year in a row, the Overall Award of Excellence for Corporate Reporting from the Canadian Institute of Chartered Accountants (CICA). We also received Honourable Mention from the CICA in the category of Best Corporate Governance Disclosure across all industry sectors in Canada.

Disclosure of TELUS’ practices against the Governance Disclosure Rule

Board of Directors

Disclose the identity of directors who are independent.

The Board of Directors has determined that all of the proposed directors, other than Mr. Entwistle, are independent. Biographies of each director, including their business experience and the names of other organizations on whose boards they serve, can be found in the Election of directors on pages 7 to 11 of this information circular and at telus.com/bios.

Disclose the identity of directors who are not independent and describe the basis for that determination.

Mr. Entwistle, as President and CEO of TELUS, is the only director who is a member of management of the Company and the only director who is not an independent director pursuant to the Governance Disclosure Rules.

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the New York Stock Exchange (NYSE) including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the Governance Disclosure Rule, the CSA’s Investor Confidence Rules and the NYSE Governance Rules.  The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual.

The Board applied its expanded independence test to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their families, and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Mr. Entwistle, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

Disclose whether a majority of directors are independent.

Eleven of the 12 nominees proposed for election as directors at the meeting are independent.  Since 2000, the Board has required that at least a majority of its Board of Directors be independent.  This requirement is captured in the TELUS Board Policy Manual.

If a director is presently a director of any other issuer that is a reporting issuer in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Each nominee, other than Mr. Entwistle, is a director of one or more other reporting issuers. See the tables on pages 7 to 11 for a list of all other companies for which the 12 nominees act as directors.

Disclose whether or not independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the numbers of meetings held since the beginning of 2008.

Under the TELUS Board Policy Manual, the Board is required to hold at least one annual in-camera session without non-independent directors present. As a regular feature at each regularly scheduled Board meeting, the Board meets without management, other than the CEO and the Corporate Secretary, followed immediately by an in-camera session without the CEO or any other member of management present. The Chair presides over these in-camera sessions of the Board. In 2008, the Board held five in-camera sessions without any member of management present.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his or her role and responsibilities.

The Board has determined that Brian Canfield, the current Chair of the Board, is an independent director under both the Governance Disclosure Rule and the NYSE Governance Rules.

The Board has adopted a number of policies to better ensure the independence of the Board. The Chair of the Board is required to be independent. In addition, the positions of Chair and CEO must be separate. Mr. Canfield was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company for a brief period from September 1999 to July 10, 2000 while the Company searched for a new CEO. Mr. Canfield has passed the three year cooling-off period required by the Governance Disclosure Rule and the NYSE Governance Rules for establishing his independence from management.

The duties and mandate of the Chair are set out in the TELUS Board Policy Manual. They include leading the Board in its management and supervision of the business and affairs of the Company, its oversight of management and promoting effective relations with shareholders.

Disclose the attendance record of each director for all board meetings held since the beginning of 2008.

See pages 7 to 11 for attendance records for each director.  Directors are expected to attend all Board and committee meetings.

Board mandate

Disclose the text of the board’s written mandate.

The TELUS Board Policy Manual provides guidelines to the Board and was developed to assist Board members in fulfilling their obligations, both individually and collectively, and to make very explicit the expectations on the Board, Board committees, individual directors, the Chair, the committee chairs, and the CEO. The terms of reference for the Board of Directors are contained in the manual and are also attached as Appendix B to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The terms of references of the committees set out the mandates, duties and authority of the committees, and the scope of their authority. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. The committees report to the Board on their activities on a regular basis.

To further delineate the responsibilities of the Board, the Board has adopted a Delegations Policy under which the Board delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval including major capital expenditures, acquisitions, investments or divestitures.

The Board has also approved a Policy on Corporate Disclosure and Confidentiality of Information, a copy of which is available at telus.com/governance. The policy is reviewed annually with the assistance of the Chief Internal Auditor for continuous improvements. The policy sets out the Company’s policies and practices on corporate disclosure and applies to all TELUS team members, including directors, officers and employees. The policy’s objectives include i) disclosing information in a timely, consistent and appropriate manner; and ii)

disseminating material information pursuant to all applicable legal requirements. Material changes to the policy, as approved by the Disclosure Committee, must be reported to the Audit Committee and approved by the Board.

Position descriptions

Disclose whether or not the board has developed written descriptions for the chair and the chair of each board committee.

The Board has developed a description of the role and responsibilities of the Chair of the Board, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance. The Chair’s duties include: leading the Board in its management and supervision of the business and affairs of the Company, leading the Board in its oversight of management, and promoting effective relations with shareholders.

Disclose whether or not the board and CEO have developed a written position description for the CEO.

The Board has developed terms of reference for the CEO, which are described in the TELUS Board Policy Manual. The Board annually approves the Company’s goals and objectives, which the CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the Compensation Committee, supplement his mandate. With input from the remaining directors as part of the process, the Compensation Committee evaluates the performance of the CEO against his annual objectives and reports its conclusions back to the Board. For further details, see Human Resources and Compensation Committee: Mandate and Report on page 25.

Orientation and continuing education

Briefly describe what measures the board takes to orient new directors regarding i) the role of the board, its committees and its directors, and ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors receive a full-day orientation session on joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy, business imperatives, plan and risks, financial condition and financing strategy, board and committee governance including mandates, roles and policies, corporate policies, compliance and governance philosophy and practices. In addition, the Board’s policy is to appoint new directors to the Audit Committee for at least their first year on the TELUS Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, and offer to new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees.  Membership on TELUS’ Board committees did not change in 2008 and accordingly, no orientation sessions were required for the year.

Briefly describe what measure, if any, the board takes to provide continuing education for its directors.

In accordance with its mandate, the Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry initiatives. Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys. Directors may also attend external education programs at TELUS’ expense.

In 2008, management conducted or organized the education sessions noted in the table below.

Board education in 2008

Date	Subject	Attendees	Presented by
February 12 May 7 August 5 November 4	Quarterly governance updates, including emerging best practices, developments in securities regulation and litigation, and new executive compensation disclosure rules	Corporate Governance Committee	Senior Vice-President, General Counsel and Corporate Secretary
February 12 May 7 August 5 November 4	Quarterly updates on audit governance and privacy law	Audit Committee	Chief Internal Auditor and Chief Compliance Officer
February 12 May 7 August 5 November 4	Quarterly updates on pension trends, including accounting changes and trends in pension fund management	Pension Committee	Senior Vice-President and Treasurer
February 12 May 7 August 5 November 4	Quarterly updates on compensation trends, including changing rules for executive compensation disclosure and emerging best practices	HR&C Committee	Vice-President, Compensation and Benefits; Senior Vice-President, General Counsel and Corporate Secretary; External compensation consultant
May 7	Developments in pension law	Pension committee	Associate General Counsel
August 5	Executive pension arrangements primer	HR&C Committee	Vice-President, Compensation and Benefits
September 29	Investor perspectives	Entire board	Industry analyst
November 4	Implications of global financial crisis and transition to International Financial Reporting Standards	Entire board	Audit committee and financial governance expert
December 9	Updates on directors’ duties, secondary market civil liability disclosure and proxy season	Entire board	Senior Vice-President, General Counsel and Corporate Secretary

disclosure
Online educational modules and videos posted to Board portal	Business Solutions strategy and leadership Pension governance primer Executive compensation disclosure rules primer Evolution of TELUS’ national strategy	Entire board	Executive Vice-President, Business Solutions Pension team Executive Vice-President, Human Resources President and CEO

Ethical business conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code: i) disclose how a person may obtain a copy of the code; ii) describe how the board monitors compliance with its code and iii) provide a cross-reference to any material change report filed since the beginning of 2008 that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

TELUS has adopted an Ethics Policy, which applies to all TELUS team members including directors, officers and employees. The Ethics Policy provides guidelines on how to deal with conflicts of interest and requires disclosure of actual or potential conflicts by TELUS team members. The Policy is available at telus.com/governance. As part of that policy, TELUS established the TELUS EthicsLine in 2003, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues that are reported on a quarterly basis to the Audit Committee. In 2007, TELUS enhanced the independence and accessibility of EthicsLine by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the ethics office.  EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact.  TELUS team members from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages.

TELUS’ Ethics Office provides team members with assistance in ethical decision-making by providing guidance concerning the Ethics Policy. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and closely monitors TELUS’ EthicsLine. Finally, the Ethics Office oversees ethics training, including an online interactive ethics course that is mandatory for all TELUS team members, and annually requires each director to acknowledge that he or she has reviewed the Ethics Policy. The Chief Internal Auditor reports quarterly to the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office. The Audit Committee of the Board is required to review the Ethics Policy on an annual basis and recommend changes for approval to the Board as appropriate. Waivers granted under the Policy must be pre-approved by the Board of Directors or their designate.

Finally, under the Business Corporations Act (British Columbia) and the Company’s Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

Nomination of directors

Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees, and proposes nominees for election as directors, in accordance with the TELUS Board Policy Manual. The Committee and the Board are guided by the objective of forming an effective-functioning Board that presents a diversity of views and business experience, and selecting a size that is sufficiently small for the Board to operate effectively but sufficiently large to ensure there is enough capacity to fully meet the work demands of the Board and its four committees. The Committee is also responsible for assessing and making recommendations regarding Board effectiveness and establishing a process for identifying, recruiting, nominating and appointing new directors.

When recruiting new directors, the Committee considers, among other things, the vision and business strategy of the Company, the skills and competencies of the current directors, the existence of any gaps in Board skills and the attributes and experience new directors should have in order to best enhance the Company’s business plan and strategies. Key sources that support this review are the Board and director evaluations and skills self-assessments. The matrix helps to identify any gaps in the Board’s current skills mix. Also important are the Committee’s consultations with the Chair of the Board and the CEO. Furthermore, during the evaluation process, the Chair of the Board canvasses directors individually on their intentions, in order to identify impending vacancies on the Board as far in advance as possible and allow sufficient time for identification and recruitment of new directors.

The Committee, with input from the CEO and Chair, formulates the most desirable mix of attributes and experience, including track record of business success and relevant industry experience, and may retain an external search firm to assist in the identification of candidates meeting the requisite criteria. As well, the Committee may draw on lists of potential candidates identified from past searches. Prospective candidates are solicited to determine their interest and time availability. They meet with the Chair and the President and CEO and any other directors that the Committee deems appropriate, and must agree to the commitment that the Company expects of its directors. The Committee reports to the Board throughout the process, and reviews with the Board the identified candidates as well as its recommendations. The Committee also conducts a background check on the recommended candidate and assesses the financial literacy and independence of the candidate when making its final recommendation to the Board.

The terms of reference for the Committee are set out at telus.com/governance. For a summary of the responsibilities, powers and operation of the Committee see Corporate Governance Committee: Mandate and Report on page 18.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.

The Corporate Governance Committee is comprised entirely of independent directors.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Executive compensation

The Board has delegated to the Human Resources and Compensation Committee, whose members are all independent, the responsibility for reviewing and recommending to the Board the compensation of the CEO, and approving the compensation of the remaining executive management. The Committee is a proponent of pay-for-performance by linking executive compensation directly to the achievement of business objectives and has adopted a market-based approach to executive compensation to ensure that the Company provides competitive compensation. See page 27 for a full description of the Company’s compensation philosophy and process.

Director compensation

The Board has delegated to the Corporate Governance Committee the responsibility for reviewing and recommending to the Board the compensation and benefits of Board members. The Committee annually reviews Board compensation.  See Director compensation on page 12 for further information on directors’ fees and equity ownership.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.

The Corporate Governance Committee and the Compensation Committee are each composed entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

In addition to setting executive compensation, the Human Resources and Compensation Committee reviews the Company’s overall organizational structure for executive management, and recommends to the Board for approval the appointment of executive team members. The Committee reviews and recommends to the Board for approval annually the CEO’s succession plan. The Committee also reviews, approves and reports to the Board on an annual basis, or more frequently as required, succession plans for the remaining executive management including specific personal development plans and career planning for potential successors.

For more information on the Committee’s responsibilities, including the process by which it determines compensation of TELUS’ executive team, see the Human Resources and Compensation Committee: Mandate and Report on page 25.

See page 12 for a description of the responsibilities, powers and operation of the Corporate Governance Committee with respect to the determination of director compensation.

If a compensation consultant or advisor has, at any time since the beginning of 2008, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

The Human Resources and Compensation Committee engages the services of an external compensation consultant, Hewitt Associates, to assist the Committee in its review of executive compensation practices, executive compensation design, market trends and regulatory considerations. The Corporate Governance Committee engages the services of Hewitt Associates from time to time to conduct similar review of director compensation. For further information regarding the compensation consultant, including its mandate, work performed and fees received in 2008, see Human Resources and Compensation Committee: Mandate and Report on page 25.

Other Board committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit, Corporate Governance and Human Resources and Compensation Committees, the Board has a Pension Committee. The creation of a standing board committee to oversee pension matters was the innovation of BC TELECOM, a TELUS predecessor. TELUS has multiple pension plans that are complex, with a significant amount of pension assets under administration. They impact the financial well-being of TELUS team members and TELUS financial results (assets, liabilities, returns and funding), and are affected by changing capital market conditions. Accordingly, the TELUS Board has long believed that a separate board committee whose focus is exclusively dedicated to ensuring the integrity and sound management, investment performance and pension governance of TELUS pension assets is an important element of its overall commitment to excellence in governance and risk management practices. The Pension Committee’s specific duties include oversight of the actuarial soundness, investment policy and performance of the pension plans within its mandate, compliance with government legislation and fiduciary responsibilities, and pension governance.

Detailed descriptions of each standing committee’s mandate are found in this information circular on pages 18, 20, 22 and 25 while the full text of each standing committee’s terms of reference can be found at telus.com/governance.

All committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities. In 2008, the Corporate Governance Committee retained Hewitt Associates to assist in the annual market study of director’s compensation (see page 19), while the Compensation Committee has retained Hewitt as compensation consultant to the committee.  A description of Hewitt’s work for the Compensation Committee is on page 25.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board, its committees and individual directors.  In 2007, the Committee conducted an extensive review of the evaluation process in order to strengthen it. As a result of that review, the Committee revised its evaluation process. Details of the process now in place are on page 15.

Appendix B: Terms of reference for the Board of Directors

1.

Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.  The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management.  The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.	NO DELEGATION

2.1	The Board may not delegate the following matters to any committee:

	a)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

	b)	the filling of a vacancy on the Board or any Board committee;

	c)	the allotment and issuance of securities;

	d)	the declaration and payment of dividends;

	e)	the purchase, redemption or any other form of acquisition of shares issued by the Company;

f)

the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

	g)	the approval of management proxy circulars;

	h)	the approval of any take-over bid circular or directors’ circular;

	i)	the approval of the financial statements and management’s discussion and analysis of the Company;

	j)	the appointment or removal of the CEO;

	k)	the power of the directors set forth in the Company’s charter documents with respect to ownership and voting restrictions;

	l)	the establishment of any Board committee and its mandate;

	m)	the adoption, amendment or repeal of the charter documents of the Company; and

	n)	any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.

Board of Directors

3.1	Composition

	a)	The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.

b)

Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board. Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.

c)

The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy on the Board with another member of management, to hold such position until the next annual general meeting of the Company.

	d)	The Chair of the Board must be an Independent Director.

3.2	Meetings

	a)	The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year. Some of the Board’s meetings should be held in locations other than Vancouver.

	b)	The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.

	c)	The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

	d)	The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.

	e)	Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent directors in attendance.

	f)	The quorum necessary for the transaction of business of the directors will be a majority of the directors.

	g)	To the extent possible, Board materials will be made available in electronic format.

3.3	Election or appointment of directors

The Board, following recommendation by the Corporate Governance Committee, will:

	a)	approve the management slate of nominees proposed for election at annual general meetings of the Company;

	b)	approve candidates to fill any casual vacancy occurring on the Board; and

	c)	fix the number of directors as permitted by the Company’s charter documents.

3.4	Compensation and share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5	Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)	Audit Committee – Appendix E

b)	Corporate Governance Committee – Appendix F

c)	Human Resources and Compensation Committee – Appendix G

d)	Pension Committee – Appendix H

The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee. Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

4.

Selection of management

4.1

In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2	Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3	The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4	The Board is responsible for overseeing succession planning.

5.	Strategy determination

The Board will:

5.1	annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;

5.2	monitor and assess the resources required to implement the Company’s strategic plan;

5.3	monitor and assess developments which may affect the Company’s strategic plan;

5.4	evaluate and, as required, enhance the effectiveness of the strategic planning process; and

5.5	monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.	Material transactions

6.1	Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.	Public reporting

The Board is responsible for:

7.1	ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

7.2	ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

7.3	ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;

7.4	reporting annually to shareholders on its stewardship for the preceding year; and

7.5	providing for measures that accommodate feedback from shareholders.

8.	Monitoring risks and internal controls

The Board is responsible for:

8.1	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks; and

8.2	ensuring the integrity of the Company’s internal control and management information systems.

9.	Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.	Legal requirements

10.1	The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2	The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.	EVALUATION

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair.  See Appendix L - Board and Director Evaluation Process.